Exhibit 1
Commonwealth Bank of Australia
ACN 123 123 124
Profit Announcement
For the full year ended 30 June 2006

Appendix 4E
Results for announcement to the market (1)

Report for the full year ended 30 June 2006	$M

Revenues from ordinary activities	Up 14% to $28,564
Profit (loss) from ordinary activities after tax attributable to members	Up 16% to $3,928
Net profit (loss) for the period attributable to members	Up 16% to $3,928
Dividends (distributions)
Final Dividend – fully franked (cents per share)	130
Interim Dividend – fully franked (cents per share)	94
Record date for determining entitlements to the dividend	18 August 2006

(1)	Rule 4.3A Item No. 2
Refer to Appendix 19 ASX Appendix 4E for disclosures required under ASX listing Rules (page 55-58).
Important Dates for Shareholders

Ex-dividend Date	14 August 2006
Record Date	18 August 2006
Final Dividend payment Date	5 October 2006
Annual General Meeting	3 November 2006
2007 Interim results Date	14 February 2007
For further information contact:
Investor Relations

Warwick Bryan
Phone:	02 9378 5130
Facsimile:	02 9378 2344
Email:	ir@cba.com.au

Highlights	2
Financial Performance and Business Review	2
Group Performance Summary	3
Shareholder Summary	3
Balance Sheet Summary	4
Key Performance Indicators	4

Banking Analysis	6
Financial Performance and Business Review	6
Key Performance Indicators	7
Balance Sheet	9
Australian Retail	10
Premium, Business & Corporate and Institutional	12
Asia Pacific	14

Funds Management Analysis	16
Financial Performance and Business Review	16
Key Performance Indicators	17
Funds under Administration	18

Insurance Analysis	20
Financial Performance and Business Review	20
Key Performance Indicators	21
Annual Inforce Premiums	22

Shareholder Investment Returns	23

Financial Statements	24
Consolidated Income Statement	24
Consolidated Balance Sheet	25
Consolidated Statement of Cash Flows	26

Appendices	28

Highlights
Financial Performance and Business Review
Performance Highlights

	Full Year		Half Year
Net Profit after	30/06/06	30/06/05	30/06/06	31/12/05
Income Tax	$M	$M	$M	$M

Statutory basis	3,928	3,400	1,929	1,999
Cash basis	4,053	3,492	1,992	2,061
Cash basis ex HK sale	3,908	3,492	1,992	1,916

The Bank’s net profit after tax (“statutory basis”) for the year ended 30 June 2006 was $3,928 million, an increase of 16% on the prior year. The final dividend of $1.30 is another record and the total dividend for the year is $2.24 per share.
The net profit after tax (“cash basis”) excluding the profit from the sale of the Hong Kong Insurance business increased 12% to $3,908 million.
A more consistent comparison of profit growth is cash earnings per share (excluding the profit from the sale of the Hong Kong Insurance business) which increased 15% on the prior year to 304.6 cents.
The cash EPS compound annual growth rate (excluding the profit from the sale of the Hong Kong Insurance business) for the three years covering the Which new Bank strategy (2004-2006) was 14%.
The performance over the year was supported by:
•	Strong growth in banking income, following average interest earning asset growth of 12% to $275 billion and net interest margin contraction of seven basis points (after adjusting for the impact of AIFRS);

•	Growth in Funds under Administration of 23% to $152 billion supported by both strong inflows and continued strength in investment markets;

•	Solid growth in insurance premiums, operating margins and favourable claims experience;

•	Continued strength in credit quality across the portfolio; and

•	Underlying expense growth of 5% with continued productivity improvements.
The Bank’s results include the full impact of the adoption of Australian equivalent to International Financial Reporting Standards (“AIFRS”) from 1 July 2005. Comparative figures have also been adjusted to an AIFRS basis, other than for the impact of those standards related to financial instruments and insurance. Most significantly, the current year includes the expense of $123 million associated with distributions on hybrid financial instruments. Changes to the Bank’s accounting policies and explanations of the key changes were covered in Note 1 to the Financial Statements of the 31 December 2005 Profit Announcement on pages 33-60.
The result for the six months to 30 June 2006 was solid with net profit after tax (“cash basis”), excluding the profit from the sale of the Hong Kong Insurance business from the first half result, increasing by 4% to $1,992 million.
Dividends
The total dividend for the year is another record at $2.24 per share.
The final dividend declared is $1.30 per share which takes the full year dividend to $2.24, an increase of 27 cents or 14% on the prior year. The dividend has been determined based on net profit after tax (“cash basis”) excluding the profit from the sale of the Hong Kong Insurance business. On this basis the dividend payout ratio for the year is 73.7%.
The dividend payment is fully franked and will be paid on 5 October 2006 to owners of ordinary shares at the close of business on 18 August 2006 (“record date”). Shares will be quoted ex–dividend on 14 August 2006.
The Bank issued $219 million of shares to satisfy shareholder participation in the Dividend Reinvestment Plan (“DRP”) in respect of the interim dividend for 2005/06. The Bank expects to issue around $303 million of shares in respect of the DRP for the final dividend for 2005/06.
Dividends per Share (cents)
Outlook
The Australian economy performed well in 2006 fiscal year, despite some loss of momentum. Business credit growth has been solid, supported by infrastructure and capacity expansion while consumer credit growth has moderated.
The overall environment for the financial services industry is expected to remain highly competitive and as a result margin pressure will continue. Domestic credit quality, high employment levels and business confidence are strong and provide a positive outlook. Economic growth is likely to remain solid although oil prices, increasing domestic and international interest rates, geopolitical instability particularly in the Middle East and the health of the Chinese economy are all factors which could potentially impact the Australian economy.
Commenting on the outlook for the Bank, the CEO Mr Ralph Norris said “I am very happy with our progress in the 2006 fiscal year. The business has performed well and this result has set a benchmark for the industry. We are confident going into the new financial year that we will be a tougher competitor and continue to deliver both revenue growth and productivity improvements. We have earnings momentum and our credit quality is good. We have a clear vision of where we want to go and what we must do to deliver.”
“Taking these factors into account, and in the absence of any exogenous shocks, I expect to see good profit growth for the 2007 fiscal year with the Bank delivering earnings per share growth which meets or exceed the average of our peers.”

2     Commonwealth Bank of Australia

Highlights continued

	Full Year Ended			Half Year Ended
	30/06/06	30/06/05	Jun 06 vs	30/06/06	31/12/05	Jun 06 vs
Group Performance Summary	$M	$M	Jun 05%	$M	$M	Dec 05%

Net interest income (1)	6,514	6,026	8	3,259	3,255	—
Other banking income (1)	3,036	2,845	7	1,591	1,445	10

Total Banking Income	9,550	8,871	8	4,850	4,700	3
Funds management income	1,543	1,247	24	828	715	16
Insurance income	742	747	(1)	356	386	(8)

Total Operating Income	11,835	10,865	9	6,034	5,801	4
Shareholder investment returns	101	237	(57)	37	64	(42)
Profit on sale of the Hong Kong Insurance business	145	—	—	—	145	—

Total Income	12,081	11,102	9	6,071	6,010	1
Operating expenses	5,994	5,719	(5)	3,027	2,967	(2)
Which new Bank	—	150	—	—	—	—

Total Operating Expenses	5,994	5,869	(2)	3,027	2,967	(2)
Bad debts expense	398	322	(24)	210	188	(12)

Net profit before income tax	5,689	4,911	16	2,834	2,855	(1)
Corporate tax expense (2)	1,605	1,409	(14)	829	776	(7)
Minority interests (3)	31	10	large	13	18	28

NPAT (“cash basis”)	4,053	3,492	16	1,992	2,061	(3)
Defined benefit superannuation plan expense	(25)	(53)	53	(6)	(19)	68
Treasury shares	(100)	(39)	large	(57)	(43)	(33)

NPAT (“statutory basis”)	3,928	3,400	16	1,929	1,999	(4)

Represented by:
Banking	3,227	2,913	11	1,638	1,589	3
Funds management	400	351	14	217	183	19
Insurance	215	156	38	112	103	9

NPAT (“underlying basis”)	3,842	3,420	12	1,967	1,875	5
Shareholder investment returns	66	177	(63)	25	41	(39)
Which new Bank	—	(105)	—	—	—	—

Cash NPAT ex Hong Kong Sale	3,908	3,492	12	1,992	1,916	4
Profit on sale of Hong Kong Insurance Business	145	—	—	—	145	—

NPAT (“cash basis”)	4,053	3,492	16	1,992	2,061	(3)

(1)	Due to a change in accounting policy regarding classification of interest expense on certain non traded derivatives, a reclassification of $29 million between Net Interest Income and Other Banking Income has occurred in the half year ended 31 December 2005. There was no impact on total banking income or on profit.

(2)	For purposes of presentation, Policyholder tax benefit and Policyholder tax expense are shown on a net basis.

(3)	Minority interests includes preference dividends paid to holders of preference shares in ASB Capital.

	Full Year Ended			Half Year Ended
	30/06/06	30/06/05	Jun 06 vs	30/06/06	31/12/05	Jun 06 vs
Shareholder Summary			Jun 05%			Dec 05%

Dividend per share – fully franked (cents)	224	197	14	130	94	38
Dividend cover – cash (times)	1.4	1.3	n/a	1.2	1.7	n/a
Earnings per share (cents) (1)
Statutory – basic	308.2	259.6	19	151.1	157.1	(4)
Cash basis – basic	315.9	264.8	19	154.9	160.9	(4)
Cash basis – basic excluding the sale of Hong Kong	304.6	264.8	15	154.9	149.5	4
Dividend payout ratio (%)
Statutory	73.3	77.0	(v370)bpts	86.5	60.6	large
Cash basis	71.0	74.9	(v390)bpts	83.7	58.8	large
Weighted avg no. of shares – statutory basic (M) (1)	1,275	1,260	1	1,277	1,273	—
Weighted avg no. of shares – cash basic (M) (2)	1,283	1,269	1	1,285	1,281	—
Return on equity – cash (%)	21.3	18.8	250bpts	20.8	21.7	(v90)bpts

(1)	For definitions refer to appendix 24 page 67.

(2)	Fully diluted EPS and weighted average number of shares (fully diluted) are disclosed on page 63.

Profit Announcement     3

Highlights continued

	As at
	30/06/06	31/12/05	30/06/05	Jun 06 vs	Jun 06 vs
Balance Sheet Summary	$M	$M	$M	Dec 05%	Jun 05%

Lending assets (1)	266,096	254,947	235,862	4	13
Total assets	369,103	351,193	337,404	5	9
Total liabilities	347,760	331,343	314,761	5	10

Shareholders’ equity	21,343	19,850	22,643	8	(6)

Assets held and FUA
On balance sheet:
Banking assets	340,254	321,477	304,620	6	12
Insurance funds under administration	20,792	21,217	22,959	(2)	(9)
Other insurance and internal funds management assets	8,057	8,499	9,825	(5)	(18)

	369,103	351,193	337,404	5	9

Off balance sheet:
Funds under administration	130,721	115,757	100,105	13	31

	499,824	466,950	437,509	7	14

(1)	Lending assets comprise Loans, Advances, and Other Receivables (gross of provisions for impairment and excluding securitisation) and bank acceptances of customers.

	Full Year Ended			Half Year Ended
	30/06/06	30/06/05	Jun 06 vs	30/06/06	31/12/05	Jun 06 vs
Key Performance Indicators			Jun 05%			Dec 05%

Banking
Underlying NPAT ($M) (1)	3,227	2,913	11	1,638	1,589	3
Net interest margin (%) (2) (3)	2.34	2.43	(9)bpts	2.29	2.39	(10)bpts
Average interest earning assets ($M) (4)	274,798	244,708	12	282,553	267,169	6
Average interest bearing liabilities ($M) (4)	255,100	225,597	13	263,203	247,129	7
Expense to income (%)	47.7	50.6	6	47.4	48.1	1

Funds Management
Underlying NPAT ($M) (1)	400	351	14	217	183	19
Operating income to average funds under administration (%)	1.12	1.08	4bpts	1.14	1.10	4bpts
Funds under administration – spot ($M)	151,513	123,064	23	151,513	136,974	11
Expense to average FUA (%)	0.71	0.72	1	0.72	0.70	(3)

Insurance
Underlying NPAT ($M) (1)	215	156	38	112	103	9
Inforce premiums ($M)	1,223	1,265	(3)	1,223	1,216	1
Expense to average inforce premiums (%)	36.7	45.5	19	33.6	40.5	17

Capital Adequacy
Tier 1 (%)	7.56	7.46	10bpts	7.56	7.54	2bpts
Total (%)	9.66	9.75	(9)bpts	9.66	9.81	(15)bpts
Adjusted Common Equity (%)	4.50	4.91	(41)bpts	4.50	5.00	(50)bpts

(1)	Underlying NPAT excludes Which new Bank expenses and shareholder investment returns.

(2)	Net Interest Margin for the half year ended 31 December 2005 has been restated due to a change in accounting policy regarding classification of interest expense on certain non traded derivatives.

(3)	After adjusting for AIFRS the underlying variance is seven basis points (full year) and nine basis points (half year). Refer to pages 32 and 33 for the reconciliation of Net Interest Margin.

(4)	Average interest earning assets and average interest bearing liabilities have been adjusted to remove the impact of securitisation. Refer to Average Balance Sheet Page 30.

Credit Ratings	Long–term	Short–term	Affirmed

Fitch Ratings	AA	F1+	Jun 06
Moody’s Investor Services	Aa3	P-1	Jun 06
Standards & Poor’s	AA-	A-1+	Jun 06

The Bank continues to maintain a strong capital position which is reflected in its credit ratings which remained unchanged for the year. Additional information regarding the Bank’s capital is disclosed on pages 47 to 49.

4     Commonwealth Bank of Australia

Highlights continued
Cash EPS Performance 2003-2006 (cents) (1)
Banking Underlying Expense to Income
Funds Under Administration ($B)
Underlying NPAT By Segment ($M) (1)
Lending Assets ($B)
Annual Inforce Premiums – Australia & New Zealand ($M)

(1)	2006 and 2005 presented on an AIFRS basis excluding the profit from sale of the Hong Kong Insurance Business.

Profit Announcement     5

Banking Analysis
Financial Performance and Business Review
Performance Highlights
The full year underlying net profit after tax of $3,227 million for the Banking business increased 11% on the prior year.
The performance during the year was underpinned by:
•	Continued strong volume growth in home loans, up 10% since June 2005 to $155 billion;

•	Domestic deposit volume growth of 7% since June 2005 to $151 billion including 11% growth in savings accounts;

•	Significant improvement in business lending volumes, up 20% since June 2005 to $76 billion;

•	Net interest margin (after adjusting for AIFRS) decreased seven basis points over the year in a competitive market;

•	Good expense control, with operating expenses increasing 4% compared with the prior year; and

•	Credit quality of the overall portfolio remaining sound.
The underlying result for the second half of the year increased 3% to $1,638 million. The second half performance is impacted by seasonality, including three fewer days, but reflects similar themes to those for the full year.
More comprehensive disclosure of business highlights by key product category is contained on pages 10-15.
Net Interest Income
Net interest income increased by 8% compared with the prior year to $6,514 million. The growth was driven by a strong increase in average interest earning assets of 12% and a seven basis point reduction in net interest margin, excluding the impact of AIFRS. The introduction of AIFRS has not had a material impact on the growth rates for the year.
During the second half of the year, net interest income increased 2% compared to the prior half after adjusting for AIFRS and three fewer days. This was the result of 6% growth in average interest earning assets and net interest margin contraction of nine basis points (after adjusting for AIFRS).
Average Interest Earnings Assets
Average interest earning assets increased by $30 billion over the year to $275 billion, reflecting a $27 billion increase in average lending interest earning assets and a $3 billion increase in average non-lending interest earning assets.
Home lending growth continues to be the largest contributor to the increase in average interest earning assets. Average home loan balances increased by 12% since 30 June 2005 and 4% since December 2005. Following a slight decline in the first six months, domestic home loan market share has remained stable over the second half. ASB Bank continues to grow ahead of the industry.
Personal Lending average balances have increased by 11% since June 2005 and 4% since December 2005. This result has been driven by strong growth in margin loans. Credit card and personal loan growth has been impacted by the repayment of low margin student loans and strong price based competition particularly in credit cards.
Average balances for Business, Corporate and Institutional lending increased 17% since June 2005 and 12% since December 2005.
Net Interest Margin
After adjusting for the impact of AIFRS, net interest margin of 2.34% decreased seven basis points compared with the prior year. The key drivers of the margin reduction were:
Pricing: Includes asset and deposit price margin which has contributed a reduction of three basis points. Most of the price margin pressure is due to strong competition in the business and corporate segment. Both home loan and deposit margin were relatively stable over the year;
Funding mix: average lending asset growth of 13% continues to outpace average retail deposit growth of 8%, resulting in a greater reliance on wholesale funding which has moved from 43% in June 2005 to 45% in June 2006. The change in funding mix has resulted in a two basis point margin contraction; and
Asset mix: strength in business and corporate lending has out paced home loan growth. This has increased margin by one basis point. Average non lending interest earning assets have increased by $3 billion resulting in margin reduction of three basis points.
NIM movement since June 2005
During the second half of the year net interest margin excluding the volatility associated with AIFRS, decreased by nine basis points.
This was mainly due to:
•	Business Lending price pressure of four basis points due to competitive pricing and the full impact of large, lower margin institutional loans written in the first half of the year;

•	Home Loan margin pressure of three basis points due to timing of the cash rate increase and strong price competition; and

•	Funding mix, asset mix, deposit pricing and non lending interest earning assets contributed two basis points to the decline.
Over the last quarter of the year net interest margin was stable at approximately 2.29%.
Additional information, including the average balance sheet, is set out on pages 30 to 33. Page 59 contains further information on the impact of AIFRS on net interest income.

6     Commonwealth Bank of Australia

Banking Analysis continued

	Full Year Ended			Half Year Ended
	30/06/06	30/06/05	Jun 06 vs	30/06/06	31/12/05	Jun 06 vs
Key Performance Indicators	$M	$M	Jun 05%	$M	$M	Dec 05%

Net interest income	6,514	6,026	8	3,259	3,255	—
Other banking income	3,036	2,845	7	1,591	1,445	10

Total Banking income	9,550	8,871	8	4,850	4,700	3
Operating expenses	4,558	4,380	(4)	2,298	2,260	(2)
Which new Bank	—	112	—	—	—	—

Total operating expenses	4,558	4,492	(1)	2,298	2,260	(2)
Bad debts expense	398	322	(24)	210	188	(12)

Net profit before income tax	4,594	4,057	13	2,342	2,252	4
Income tax expense	1,339	1,220	(10)	691	648	(7)
Minority interests	28	3	large	13	15	13

NPAT (“cash basis”)	3,227	2,834	14	1,638	1,589	3

NPAT(“underlying basis”) (1)	3,227	2,913	11	1,638	1,589	3

(1)	Underlying basis excludes Which new Bank expenses.

Productivity and other measures

Net interest margin (%) (1)	2. 34	2.43	(9)bpts	2.29	2.39	(10)bpts
Expense to income (%)	47. 7	50.6	6	47.4	48.1	1
Expense to income – underlying (%)	47. 7	49.4	3	47.4	48.1	1
Effective corporate tax rate (%)	29. 1	30.1	(100)bpts	29.5	28.8	70bpts

(1)	After adjusting for AIFRS the underlying variance is seven basis points (full year) and nine basis points (half year). Refer to pages 32 and 33 for the reconciliation of Net Interest Margin.

Total Banking NPAT (“Underlying Basis”)

Australian Retail Products	1,794	1,589	13	900	894	1
Premium, Business & Corporate and Institutional Products	1,038	1,009	3	537	501	7
Asia Pacific	364	291	25	182	182	—
Other	31	24	29	19	12	58

Total Banking NPAT (“Underlying Basis”)	3,227	2,913	11	1,638	1,589	3

Other Banking Income

	Full Year		Half Year
	30/06/06	30/06/05	30/06/06	31/12/05
	$M	$M	$M	$M

Commissions	1,635	1,545	820	815
Lending fees	800	733	411	389
Trading income	505	440	261	244
Other income	175	127	138	37

	3,115	2,845	1,630	1,485
Non-trading derivatives	(79)	—	(39)	(40)

Other banking income	3,036	2,845	1,591	1,445

Excluding the non-trading derivatives impact of AIFRS, other banking income increased 9% over the year.
The introduction of AIFRS requires certain derivatives to be measured at fair value which may result in increased volatility in future periods.
Other Banking Income
Factors impacting other banking income were:
•	Commissions: increased by 6% on the prior year to $1,635 million. The increase was mainly driven by volume increases including a 30% increase in CommSec trading volume;

•	Lending fees: increased by 9% compared with the prior year to $800 million. After adjusting for AIFRS which required $25 million of net fee income to be deferred, lending fee growth was up 13% compared with the prior year. The result was driven by an increase in lending volumes in the business and corporate lending portfolios together with higher volumes in overdraft facilities;

•	Trading income increased 15% on the prior year to $505 million reflecting favourable market conditions; and

•	Other income increased $48 million on the prior year. The current year includes $32 million in relation to the Mastercard initial public offering. The prior year includes $52 million relating to tax consolidation legislation impacting the leasing business. Excluding these items, the increase was mainly due to structured transactions and leasing income.

Other income in the second half increased by $101 million to $138 million. After adjusting for the impact of AIFRS and timing of asset sales, other income was flat.
The other banking income result excluding the impact of AIFRS and timing of asset sales, increased by 5% compared to the prior half. This result was driven by similar themes to those for the full year.

Profit Announcement     7

Banking Analysis continued
Operating expenses
Underlying operating expenses within the Banking business increased by 4% from the prior year to $4,558 million. Operating expenses were impacted by:
•	Average salary increases of 4% reflecting labour market movements and other inflation-related expense increases;

•	Commencement of a number of projects supporting the strategic priorities of the Bank (including customer service and business banking initiatives) totalling $40 million; partly offset by

•	Ongoing realisation of expense savings as a result of Which new Bank efficiency initiatives.
During the second half of the year operating expenses increased 2% to $2,298 million, mainly driven by the commencement of initiatives supporting the Bank’s strategic priorities.
Banking Expense to Income Ratio
The underlying Banking expense to income ratio improved from 49.4% as at June 2005 to 47.7% in June 2006 representing a productivity improvement of 3%. On an AGAAP basis, the Bank met its Which new Bank productivity target of 48%, with the expense to income ratio down to 47.1%. The improvement reflects strong income growth and good expense control, including the ongoing realisation of Which new Bank savings.
Productivity
Bad Debts Expense
The total charge for Bad Debts for the year was $398 million, which is 18 basis points of Risk Weighted Assets. This is the first year where provisions are calculated in accordance with AIFRS.
During the second half the Bad Debts expense increased by 12% to $210 million. This was driven by growth in risk weighted assets and an increase in provisioning for unsecured lending.
Gross impaired assets were $326 million as at 30 June 2006, compared with $395 million at June 2005.
The Bank remains well provisioned, with total provisions for impairment as a percentage of gross impaired assets of 373%.
Taxation Expense
The corporate tax charge for the year was $1,339 million, an effective tax rate of 29.1%.
The effective tax rate for the second half of the year was 29.5% compared to 28.8% in the first half.
Provisions for Impairment
Impairment provisions as at 30 June 2006 have been assessed under AIFRS. The prior year provisions have not been restated for AIFRS, but have been assessed using the previous Australian GAAP methodology and are not comparable to the current period.
Total provisions for impairment at 30 June 2006 were $1,217 million excluding the pre-tax equivalent General Reserve for Credit Losses ($500 million). The addition of the collective provision and General Reserve for Credit Losses (which is required by APRA) is 0.71% expressed as a percentage of risk weighted assets. The current level continues to reflect:
•	A major portion of the credit portfolio is in home loans which have a lower risk weighting compared with other portfolios;

•	The continuing strong asset quality in the business lending book; and

•	A level of impaired assets which is at the lower end of levels achieved over the past decade.
Risk Weighted Assets on Balance Sheet ($M)
Gross Impaired Assets ($M)

8     Commonwealth Bank of Australia

Banking Analysis continued

	As At
	30/06/06	31/12/05	30/06/05	Jun 06 vs	Jun 06 vs
Total Banking Assets & Liabilities	$M	$M	$M	Dec 05%	Jun 05%

Interest earning assets
Home loans including securitisation	167,121	159,339	150,677	5	11
Less: securitisation	(12,607)	(9,124)	(10,818)	38	17

Home loans	154,514	150,215	139,859	3	10
Personal	17,228	15,967	15,668	8	10
Business and corporate	76,044	71,502	63,549	6	20

Loans, advances and other receivables (1)	247,786	237,684	219,076	4	13
Non lending interest earning assets	40,283	39,431	36,273	2	11

Total interest earning assets	288,069	277,115	255,349	4	13
Other assets (2)	52,185	44,362	49,271	18	6

Total assets	340,254	321,477	304,620	6	12

Interest bearing liabilities
Transaction deposits	37,079	34,287	34,694	8	7
Savings deposits	41,421	40,030	38,461	3	8
Investment deposits	67,364	67,462	66,087	—	2
Other demand deposits	20,325	19,573	21,806	4	(7)

Total interest bearing deposits	166,189	161,352	161,048	3	3
Deposits not bearing interest	7,037	7,371	6,978	(5)	1

Deposits and other public borrowings	173,226	168,723	168,026	3	3
Other interest bearing liabilities	99,976	95,538	72,935	5	37

Total interest bearing liabilities	266,165	256,890	233,983	4	14
Securitisation debt issues	13,505	9,849	12,144	37	11
Non interest bearing liabilities	44,515	40,316	41,422	10	7

Total liabilities	324,185	307,055	287,549	6	13

Provisions for Impairment
Collective provisions	1,046	1,041	1,390	—	(25)
Individually assessed provisions	171	179	157	(4)	9

Total provisions	1,217	1,220	1,547	—	(21)
General reserve for credit losses (pre-tax equivalent)	500	404	—	24	—

Total provisions including general reserve for credit losses	1,717	1,624	1,547	6	11

	Full Year Ended			Half Year Ended
			Jun 06 vs			Jun 06 vs
Asset Quality (3)	30/06/06	30/06/05	Jun 05%	30/06/06	31/12/05	Dec 05%

Risk weighted assets ($M) (4)	216,438	189,559	14	216,438	202,667	7
Net impaired assets ($M)	155	219	(29)	155	217	(29)
General provisions as a % of risk weighted assets	—	0. 73	—	—	—	—
Collective provisions plus general reserve for credit losses (pre-tax equivalent)/risk weighted assets (%)	0. 71	—	—	0. 71	0. 71	—
Specific provisions for impairment as a % of gross impaired assets net of interest reserved	—	41. 8	—	—	—	—
Individually assessed provisions for impairment as a % of gross impaired assets	52. 5	—	—	52. 5	45. 2	16
Bad debts expense as a % of risk weighted assets annualised (%)	0. 18	0. 17	1bpt	0. 19	0. 19	—

(1)	Gross of provisions for impairment which are included in Other Assets.

(2)	Other assets include Bank acceptances of customers, provision for impairment and securitisation assets.

(3)	Asset quality coverage ratios are not comparable to prior periods due to AIFRS.

(4)	No AIFRS adjustment is made to Risk Weighted Assets in the prior periods as the APRA prudential requirement is to apply previous Australian GAAP.
Profit Announcement       9

Banking Analysis continued
Australian Retail
The Australian Retail Product segment performed strongly over the year, with underlying profit after tax increasing by 13% to $1,794 million. This result is highlighted by strong revenue growth, good expense control and further productivity gains.
Business Review
Over the year, a number of initiatives were introduced to improve the service experience for our customers including:
•	The rollout of CommSee, the Bank’s state-of-the-art customer management system, across our 1,000 strong branch network and seven call centres;
•	The implementation of CommServe, a training program designed to ensure our people are able to obtain maximum value from CommSee in improving Sales and Service outcomes. Over 14,000 staff undertook CommServe training during the 2006 financial year;
•	The refurbishment of a further 133 branches, taking to 384 the number of branches refurbished over the past three years into a design/layout more conducive to effective sales and service;
•	An additional 450 frontline customer service staff;
•	Improved access to Australia’s largest electronic banking and branch network through two new Streamline products with flat monthly fees, and the removal of transaction fees from NetBank;
•	The introduction of a low interest rate credit card (“Yellow”) to meet growing customer demand in this segment of the market; and
•	The pilot of a new customer service model which enables our frontline staff to spend more time on customer service and empowers our branch managers to make decisions about their business best suited to local conditions.
Home Loans
Home loan income has been impacted by the transition to AIFRS which required $35 million of net expenses to be deferred. After adjusting for this, revenue increased 13% compared to the prior year and was driven by solid volume growth of 11% and stable margins over the year.
Whilst second half revenue growth was flat, this was impacted by seasonal factors including three fewer calendar days in the half. From a product growth perspective, second half performance was strong, underpinned by record volume approvals in the June quarter. Second half balance growth was 7%.
Market share fell by 26 basis points over the year to 18.8%. All of this reduction occurred in the first half, where the Bank’s internal distribution channels underperformed reflecting in part the changes to systems and training required. Market share has stabilised over the second half through improved sales in proprietary channels, and selective product changes to raise competitiveness.
Full year average margins have been stable, but were lower in the second half mainly due to timing factors relating to passing on the May 2006 cash rate increase together with a higher volume of lower margin fixed rate lending towards the end of the year.
Consumer Finance (Personal Loans and Credit Cards)
Total income in the Consumer Finance portfolio grew by 11% over the year. The current year includes $32 million in relation to the Mastercard initial public offering.
Total Consumer Finance balances (combined Personal Loans and Credit Cards) decreased by 1% over the year to $11 billion. Second half growth was 1%. Full year growth was impacted by the repayment of low margin student loans in the first half. The market has been characterised by strong price based competition particularly in credit cards.
In March, the Bank launched a new low-rate credit card (“Yellow”) to meet customer demand in this segment of the market. Early results have been encouraging, with approximately 80,000 accounts opened since launch.
Deposits
Deposit revenue increased 6% compared to the prior year, reflecting a combination of strong volume growth, relatively stable margins and higher other banking income.
Deposit balances grew by 8% over the year to $77 billion, with cyclical factors resulting in relatively stronger growth in the first half of the year. NetBank Saver balances grew by $4 billion, with approximately 63% being new funds to the Bank. Total deposit growth was slightly below market, as the Bank continues to pursue a balanced strategy aimed at optimising both growth and revenue outcomes. Net interest margin reduced slightly over the year.
In May, the Bank announced new pricing options on its main personal transaction account “Streamline”, allowing customers unlimited transactions for a fixed monthly fee. These changes provide customers with a greater level of certainty in their day-to-day banking whilst further consolidating the Bank’s competitive position in this segment of the market.
Operating expenses
Expense growth was held to 3% over the full year. This result reflects further productivity gains within the business, with the expense to income ratio falling from 46.2% as at June 2005 to 43.6% as at June 2006. Employee numbers increased by 475 full-time equivalents to 17,253 full-time equivalents as at June 2006, reflecting increases in frontline customer service employees. Higher frontline employee expenses have been substantially offset by productivity and other expense savings elsewhere in the business.
Bad debts
Total Bad Debts Expense for retail products for the full year was $354 million, an increase of 33%. Credit quality on the home loan portfolio remained high with percentage losses at historic lows. Credit card losses as a percentage of balances were stable at 1.96%. Personal loan losses peaked mainly as a result of business booked in 2004. Subsequent tightening of policy and the introduction of new scorecards has improved the quality of more recent business.

Market Share Percentage (1)	30/06/06	31/12/05	30/06/05

Home loans (2)	18.8	18.8	19.0
Credit cards (2) (3)	20.5	21.4	22.8
Personal lending (APRA and other households) (4)	16.1	16.0	16.7
Household deposits	29.3	29.6	29.8
Retail deposits	22.2	22.9	23.0

(1)	For market share definitions refer to appendix 25 page 68.

(2)	Comparatives have been restated due to a reclassification between home loans and personal loans by another ADI.

(3)	As at 31 May 2006.

(4)	Personal lending market share includes personal loans and margin loans.
10       Commonwealth Bank of Australia

Banking Analysis continued
Australian Retail

	Full Year to June 2006
	Net	Other	Total			Underlying
	Interest	Banking	Banking	Expenses	Bad Debts	Profit after
	Income $M	Income $M	Income $M	$M	$M	Tax $M

Home loans	1,239	151	1,390
Consumer finance	727	368	1,095
Retail deposits	1,953	700	2,653

Australian Retail products	3,919	1,219	5,138	2,240	354	1,794

	Full Year to June 2005
	Total			Underlying
	Banking	Expenses	Bad Debts	Profit after
	Income $M	$M	$M	Tax $M

Home loans	1,194
Consumer finance	985
Retail deposits	2,514

Australian Retail products	4,693	2,168	266	1,589

	Half Year to June 2006
	Net	Other	Total			Underlying
	Interest	Banking	Banking	Expenses	Bad Debts	Profit after
	Income $M	Income $M	Income $M	$M	$M	Tax $M

Home loans	615	74	689
Consumer finance	363	195	558
Retail deposits	978	351	1,329

Australian Retail products	1,956	620	2,576	1,108	198	900

	As At
	30/06/06	31/12/05	30/06/05	Jun 06 vs	Jun 06 vs
Major Balance Sheet Items (gross of impairment)	$M	$M	$M	Dec 05%	Jun 05%

Home loans (incl securitisation)	144,834	135,990	129,913	7	11
Consumer finance (1)	10,640	10,507	10,720	1	(1)

Total Assets – Australian Retail products	155,474	146,497	140,633	6	11

Home loans (net of securitisation)	132,227	126,866	119,094	4	11

Transaction deposits	16,993	17,077	16,382	—	4
Savings deposits	38,071	36,306	34,061	5	12
Other demand deposits	19,818	19,977	19,197	(1)	3
Deposits not bearing interest	2,362	2,478	2,172	(5)	9

Total Liabilities — Australian Retail products	77,244	75,838	71,812	2	8

(1)	Consumer Finance includes personal loans and credit cards.

Australian Home Loan Approvals by State (1) (2)	Australian Home Loan Balances by State (2)

(1) As of 31 May 2006
(2) Half year averages
Profit Announcement      11

Banking Analysis continued
Premium, Business & Corporate and Institutional
The Premium, Business & Corporate and Institutional product segment delivered underlying net profit after tax of $1,038 million, an increase of 3% compared to the prior year. The result has been impacted by the transition to AIFRS, which has decreased current year income by $55 million, and one-off inclusion of income recognised in relation to tax consolidation legislation changes in the prior year of $52 million. After adjusting for these items, underlying net profit after tax growth was 11%.
Business Review
The Premium, Business & Corporate and Institutional product segment performed well over the year, with the performance highlights including:
•	Institutional Banking customers gave the Bank a strong rating in the latest East & Partners customer satisfaction survey. Of the major banks, CBA retained number one status as principal and secondary transaction bank of the Top 500 corporates and the highest average rating in all key relationship management categories;
•	Development of dedicated mobile lenders, strong servicing for third party brokers, the introduction of a dedicated acquisition sales force for corporate clients and foreign exchange sales force;
•	Recent establishment of five distribution teams being Institutional Banking, Corporate Financial Services, Agribusiness, Local Business Banking and Private Client Services which all provide greater focus on each of these segments as the Bank expands its business banking footprint;
•	The introduction of the Business Online Saver high yield investment account, the Commonwealth Portfolio Loan product and the Business Line of Credit, all of which have reached $1 billion in balances;
•	CommSec has achieved record trading volumes and substantial margin lending balance growth during the year. On 30 June 2006, CommSec executed 47,406 trades to the value of $683 million in turnover. This set an Australian broking industry record for the highest number of trades and turnover by a broker in a single day;
•	Successful implementation of the CommSee customer management system across the business providing Bank employees with a common IT platform and access to common client information; and
•	Further extended specialised client service teams that are now capable of supporting all business clients centrally for most servicing activities.
Outcomes by key product category are summarised below.
Corporate Banking
Corporate Banking includes commercial and corporate transaction services and merchant acquiring.
This line of business achieved income growth of 1% for the year reflecting an increasingly competitive environment. Merchant acquiring in particular has been subject to intense competition in the second half of the year but has increased transaction volumes over the year, which allows the Bank to continue to leverage its scale position.
Financial Markets
Financial Markets includes financial markets and wholesale operations, equities broking (including CommSec) and structured products, capital markets services (including IPOs and placements) and margin lending.
Financial markets income has increased 14% compared to the prior year following improved trading conditions and increased customer flows. Continued strength in investment markets has also resulted in strong CommSec trading volumes while margin lending balances increased 34% over the year.
During the second half, revenue increased by 5% due to a strong March quarter which saw high levels of retail equities trades and increased leverage of high value clients from the Institutional Banking segment.
Lending and Finance
Lending and Finance includes asset finance, structured finance and general business lending.
Lending and Finance income has been impacted by the transition to AIFRS which required $55 million of net income to be deferred. In addition, the one-off inclusion of income recognised in relation to tax consolidation legislation changes impacted the leasing business by $52 million in the prior year. After adjusting for these items, Lending and Finance income increased by 8%.
Lending and Finance assets have increased $16 billion or 18% compared with the prior year. The increase has been driven by continued growth in the Australian and New Zealand syndicated loan market and an increase in volume in structured finance transactions. Bank acceptances have increased by 9% since June 2005 (6% growth since December 2005).
During the second half, revenue increased by 12% due to the continued strong volume of structured finance transactions and the timing of asset sales in the second half including Bankstown and Camden Airports.
Operating Expenses
Operating expenses of $1,570 million was contained to 2% growth compared to the prior year. This was driven by general salary increases and higher employee numbers, mainly to support volume growth in the Financial Markets business, partly offset by significant IT related savings.
Market Share
Business lending market share (including bank acceptances) declined during the year by 10 basis points to 13.1%. The movement from half to half reflects the volatility in the institutional and corporate lending businesses. Institutional lending is particularly sensitive to major funding requirements and is heavily impacted by relative levels of participations in syndicated loan deals.
Asset Finance market share has decreased by 90 basis points to 14.5% since June 2005. The decline reflects the maturity of this business segment, which has been characterised by aggressive price competition coupled with competitor expansion.
Equities Trading market share increased 70 basis points over the year. This result was supported by a 51% increase in value traded compared to market growth of 26%.

Market Share Percentage (1)	30/06/06	31/12/05	30/06/05

Business lending	13.1	13.5	13.2
Asset finance	14.5	15.1	15.4
Equities trading (CommSec)	4.3	4.3	3.6

(1)	For market share definitions refer to Appendix 25, page 68.
12     Commonwealth Bank of Australia

Banking Analysis continued
Premium, Business & Corporate and Institutional

	Full Year to June 2006
	Net	Other	Total			Underlying
	Interest	Banking	Banking	Expenses	Bad Debts	Profit after
	Income $M	Income $M	Income $M	$M	$M	Tax $M

Corporate Banking	558	394	952
Financial Markets	287	642	929
Lending and Finance	751	441	1,192

Premium, Business & Corporate and Institutional products	1,596	1,477	3,073	1,570	68	1,038

	Full Year to June 2005
	Total			Underlying
	Banking	Expenses	Bad Debts	Profit after
	Income $M	$M	$M	Tax $M

Corporate Banking	945
Financial Markets	814
Lending and Finance	1,204

Premium, Business & Corporate and Institutional products	2,963	1,536	39	1,009

	Half Year to June 2006
	Net	Other	Total			Underlying
	Interest	Banking	Banking	Expenses	Bad Debts	Profit after
	Income $M	Income $M	Income $M	$M	$M	Tax $M

Corporate Banking	282	184	466
Financial Markets	144	331	475
Lending and Finance	382	249	631

Premium, Business & Corporate and Institutional products	808	764	1,572	791	31	537

	As At
	30/06/06	31/12/05	30/06/05	Jun 06 vs	Jun 06 vs
Major Balance Sheet Items (gross of impairment)	$M	$M	$M	Dec 05%	Jun 05%

Interest earning lending assets	66,343	60,949	51,584	9	29
Bank acceptances of customers	18,310	17,263	16,786	6	9
Non lending interest earning assets	35,471	35,320	33,993	—	4
Margin loans	5,758	4,664	4,311	23	34
Other assets (1)	19,947	15,711	19,773	27	1

Total Assets — Premium, Business & Corporate and Institutional products (2)	145,829	133,907	126,447	9	15

Transaction deposits	16,426	14,155	14,457	16	14
Other demand deposits	37,821	37,074	34,601	2	9
Deposits not bearing interest	3,520	3,675	3,651	(4)	(4)
Certificates of deposits and other	20,178	19,243	16,367	5	23
Due to other financial institutions	11,333	9,852	7,964	15	42
Liabilities at fair value through the Income Statement	2,085	2,630	1,580	(21)	32
Debt issues	77,848	69,854	65,463	11	19
Loan Capital	9,744	9,129	8,356	7	17
Other non interest bearing liabilities	36,703	31,628	32,927	16	11

Total Liabilities — Premium, Business & Corporate and Institutional products (2)	215,658	197,240	185,366	9	16

Balance Sheet by Product Segment

Assets
Corporate Banking	3,546	2,982	3,299	19	7
Financial Markets	36,228	29,680	34,104	22	6
Lending and Finance	101,601	94,671	85,935	7	18
Other (2)	4,454	6,574	3,109	(32)	43

Total Assets — Premium, Business & Corporate and Institutional	145,829	133,907	126,447	9	15

Liabilities
Corporate Banking	20,799	18,592	18,659	12	11
Financial Markets	71,594	70,098	67,398	2	6
Lending and Finance	27,303	25,145	21,658	9	26
Other (2)	95,962	83,405	77,651	15	24

Total Liabilities — Premium, Business & Corporate and Institutional	215,658	197,240	185,366	9	16

(1)	Other assets include intangible assets and derivative assets.

(2)	Includes Group Funding, Balance Sheet Management and other capital not directly attributed to the product based segments above.
Profit Announcement      13

Banking Analysis continued
Asia Pacific
Asia Pacific Banking incorporates the Bank’s retail, business/commercial and rural banking operations in New Zealand, Fiji, Indonesia and China.
Underlying net profit after tax for Asia Pacific businesses increased 25% to $364 million(1) compared to the prior year. ASB Bank in New Zealand represents the majority of the business.
ASB Bank
The New Zealand economy was characterised during 2006 by higher interest rates under the Reserve Bank of New Zealand’s tightening of monetary policy and strong competition in both deposits and lending. Despite these pressures ASB Bank again achieved solid growth in its asset and liability products. New Zealand lending balances grew strongly again in 2006 however growth rates were slower than 2005 due to tighter economic conditions. Home lending balances grew by 18% to NZD 26.0 billion, commercial loans by 13% to NZD 4.5 billion and rural loans also by 13% to NZD 3.8 billion.
Retail deposit balances of NZD 20.4 billion were 12% higher than 2005. FastSaver and term investments contributed most of the growth in deposits.
Margins continued to come under pressure although competitive pressure eased in the second half of the year.
ASB Bank underlying net profit after tax for the year was NZD 400 million,(1) an increase of 22% over the prior year. This was driven by:
•	Continued growth in home lending volumes above market growth rates. This is the 15th year of market share growth in this segment;
•	Strong growth in commercial/business and rural lending;
•	Success of the Fastsaver deposit product introduced in November 2004 with balances growing by more than 75% by the end of the year;
•	Net interest margin pressure over the year in a very competitive environment. Most of this pressure was evidenced in the first half with net interest margin flat in the second half;
•	Continued productivity improvements with expense to income ratio of 43.1% for the year; and
•	Sound credit quality.
Other performance highlights include:
•	For the fourth consecutive year, ASB Bank was recognised as New Zealand’s “Bank of the Year” by the UK based Banker Magazine; and
•	ASB Bank continued its leading position in Personal and Business Banking customer satisfaction among the major banks.
Underlying net profit after tax increased 6% in the second half to NZD 205 million.(1) This reflected slower market volume growth, stabilisation of margins and three fewer days.
Other Asia Pacific Business
The highlights in this region during the year were:
•	Purchase of the remaining 49% of the Colonial National Bank in Fiji from the Fiji Government in January 2006. Fiji loans and advances increased by 34% during 2006 to $484 million although liquidity and interest rate volatility issues in the Fiji economy resulted in a more subdued performance in the second half of the year;
•	Acquisition of a 19.9% interest in Hangzhou City Commercial Bank (HZB) for $102 million. HZB is one of the top five City Commercial Banks by assets in mainland China. When combined with our investment in Jinan City Commercial Bank, the Bank now holds interests in two of the top 10 City Commercial Banks in China;
•	Finalisation of the first stage of the Capability Transfer Program with Jinan CCB;
•	Development of a mortgage broking business in Shanghai; and
•	Continuation of the branch expansion program in PT Bank Commonwealth in Indonesia with six new branches added during the year.
Market Share
Market share in New Zealand increased in all major asset categories and retail deposits. Home loan market share increased seven basis points to 23.1% ranking ASB Bank second in the market.
Retail deposit market share in New Zealand was 20.3% at 30 June 2006, an increase of 82 basis points from June 2005.
Fiji lending asset market share increased from 20.5% at 30 June 2005 to 22.5% as at 31 May 2006.

Market Share Percentage (2)	30/06/06	31/12/05	30/06/05

NZ lending for housing	23.1	23.2	23.0
NZ retail deposits	20.3	19.9	19.5

(1)	Represents Group Management view for the product segment rather than statutory view.

(2)	For market share definitions refer to Appendix 25, page 68.
14      Commonwealth Bank of Australia

Banking Analysis continued
Asia Pacific

	Full Year to June 2006
	Net	Other	Total			Underlying
	Interest	Banking	Banking	Expenses	Bad Debts	Profit after
	Income $M	Income $M	Income $M	$M	$M	Tax $M

ASB Bank	680	291	971
Other	43	52	95

Asia Pacific	723	343	1,066	521	20	364

	Full Year to June 2005
	Total			Underlying
	Banking	Expenses	Bad Debts	Profit after
	Income $M	$M	$M	Tax $M

ASB Bank	878
Other	39

Asia Pacific	917	490	18	291

	Half Year to June 2006
	Net	Other	Total			Underlying
	Interest	Banking	Banking	Expenses	Bad Debts	Profit after
	Income $M	Income $M	Income $M	$M	$M	Tax $M

ASB Bank	338	138	476
Other	23	38	61

Asia Pacific	361	176	537	261	8	182

	As at
Major Balance Items (gross of impairment)	30/06/06	31/12/05	30/06/05	Jun 06 vs	Jun 06 vs
(1)	$M	$M	$M	Dec 05%	Jun 05%

Home lending	22,287	23,349	20,765	(5)	7
Other lending assets	10,531	11,157	12,132	(6)	(13)
Non lending interest earning assets	4,812	5,523	3,664	(13)	31
Other assets	1,321	1,044	979	27	35

Total Assets – Asia Pacific	38,951	41,073	37,540	(5)	4

Debt issues	744	182	6,939	large	(89)
Deposits (2)	18,040	19,256	23,006	(6)	(22)
Liabilities at fair value through the Income Statement	11,727	13,691	—	(14)	—
Other liabilities	772	848	426	(9)	81

Total Liabilities – Asia Pacific	31,283	33,977	30,371	(8)	3

Balance Sheet by Segment

Assets
ASB Bank	36,724	38,981	35,593	(6)	3
Other	2,227	2,092	1,947	6	14

Total Assets – Asia Pacific	38,951	41,073	37,540	(5)	4

Liabilities
ASB Bank	29,306	31,933	29,658	(8)	(1)
Other	1,977	2,044	713	(3)	large

Total Liabilities – Asia Pacific	31,283	33,977	30,371	(8)	3

(1)	30 June 2006 balance sheet impacted by deterioration of the NZD (11% over the full year). Refer to page 54 for ASB Bank NZD balance sheet and page 66 for foreign exchange rates.

(2)	Asia Pacific Deposits exclude deposits held in other overseas countries (30 June 2006: A$4 billion and 31 December 2005: A$4 billion and 30 June 2005: A$4 billion).
Profit Announcement      15

Funds Management Analysis
Financial Performance and Business Review
Performance Highlights
Full year underlying net profit after tax of $400 million increased 14% over the year for the Funds Management business reflecting strong revenue growth across the business.
Underlying profit before tax increased by 23%. The after tax result was impacted by a significantly higher effective tax rate primarily due to the phasing out of the transitional tax relief on investment style products within the life insurance entities, which ceased at the end of the last financial year ($27 million).
The underlying profit after tax result for the second half of the year increased 19% to $217 million also underpinned by strong revenue growth.
Funds under administration grew by 23% to $152 billion as at 30 June 2006. The growth in funds under administration was the result of strong net fund flows and favourable investment markets.
Business Review
Industry growth has been positive and industry retail flows have remained strong over the year.
Total funds flow performance for the year was strong with $11 billion of net inflows (up $10 billion on the prior year) due to the continuing success of FirstChoice, significant inflows into Avanteos, including $5.0 billion in net flows from the Goldman Sachs JB Were strategic alliance, excellent sales results in the International businesses and good inflows into domestic wholesale funds. An improvement in fund flows was achieved across most channels, including Independent Financial Advisors, Institutional Clients and the Bank Network.
The success of FirstChoice has underpinned recent growth in retail market share, with the Bank increasing share and maintaining its number one position in the overall retail market. In the latest Plan for Life market share statistics, FirstChoice received in excess of 25% of net flows in the platform market over the year. A recently published survey from ASSIRT showed that 50% of advisors in the market used FirstChoice as one of their platforms.
Investment performance during the year was good, in both absolute terms and against benchmark and this contributed to the improving fund flows.
Other key developments within the business during the year included:
•	Continued platform enhancements and new product offerings including the development of a self managed super offering “YourChoice”, to capitalise on this rapidly growing sector of the market;
•	Strategic alliance formed between Avanteos and Goldman Sachs JB Were, which has contributed $5.0 billion of additional net funds flow;
•	A funds management joint venture has been established to operate within China, with approval being received from the China Securities Regulatory Commission;
•	Further improvement in Bank planner performance, with a 16% increase in productivity for the year;
•	Acquisition of the Gandel Group’s interests in the Colonial First State Property Retail Trust Limited and Gandel Retail Management Trust Ltd, which provides funds management and property management services to a number of Colonial First State Retail Property trusts;
•	The continued rationalisation of legacy systems and products; and
•	Strengthening of the control and operating environment, particularly around unit pricing of investment style products within the life insurance entities.
Investment Performance
Investment performance has been good with 14 out of 18 major funds exceeding benchmark on a one year basis and 11 out of 18 major funds exceeding benchmark on a three year basis.
Importantly, the investment performance of the two flagship Australian Equity funds were well ahead of benchmark on a one year basis with rankings in first and second quartiles.
Operating Income
Operating income for the year increased by 23% to $1,552 million. Income growth was supported by a 23% increase in funds under administration to $152 billion at 30 June 2006 and a significant improvement in sales, particularly within the offshore businesses. The acquisition of Gandel’s Joint Venture interest in October 2005 has also contributed $45 million in revenue during the year. This contributed three basis points to gross margin.
During the second half of the year, operating income increased by 16% to $832 million. This result was driven by an 11% increase in the funds under administration and an additional $29 million contribution from the Gandel Joint Venture acquisition.
Excluding the impact of the Gandel acquisition, margin was stable. This reflects good margins on FirstChoice, strong inflows into higher margin International products and the maintenance of funds under administration levels on the higher margin legacy retail products.
Operating Expenses
Operating expenses (excluding volume expenses) of $765 million were up $123 million or 19% compared to the prior year.
This includes:
•	The acquisition of Gandel’s Joint Venture interest which increased expenses $28 million in the current year; and
•	Expenses in relation to the Unit Pricing control and process improvement program, totalling $55 million. This is expected to incur additional expenses of $20-30 million in the next 12 months.
Excluding the expenses associated with Gandel and the Unit Pricing initiative, expenses increased 6% compared to the prior year, reflecting average salary increases of 4% and performance based remuneration within the asset management business.
Volume expenses, driven predominantly by stronger sales and growth in funds under administration, increased 44%.
Expenses to average funds under administration for the year was 0.71%, an improvement on the prior year of one basis point.
Taxation
The corporate tax expense for the year was $164 million, representing an effective tax rate of 28.4% compared with 21.9% for the prior year. The increase in the effective tax rate is due to the phasing out of transitional tax relief on investment style funds management products within life insurance legal entities ($27 million).
16     Commonwealth Bank of Australia

Funds Management Analysis continued

	Full Year Ended			Half Year Ended
	30/06/06	30/06/05	Jun 06 vs	30/06/06	31/12/05	Jun 06 vs
Key Performance Indicators	$M	$M	Jun 05%	$M	$M	Dec 05%

Operating income – external	1,543	1,247	24	828	715	16
Operating income – internal	9	10	(10)	4	5	(20)

Total operating income	1,552	1,257	23	832	720	16
Shareholder investment returns	14	33	(58)	7	7	—

Funds management income	1,566	1,290	21	839	727	15
Volume expense	224	156	(44)	125	99	(26)
Operating expenses	765	642	(19)	405	360	(13)
Which new Bank	—	36	—	—	—	—

Total operating expenses	989	834	(19)	530	459	(15)

Net profit before income tax (“cash basis”)	577	456	27	309	268	15

Net profit before income tax (“underlying basis”) (1)	563	459	23	302	261	16

Corporate tax expense (2)	164	100	(64)	87	77	(13)
Minority interests	3	7	(57)	—	3	—

Net profit after income tax (“cash basis”)	410	349	17	222	188	18

Net profit after income tax (“underlying basis”) (1)	400	351	14	217	183	19

(1)	Underlying basis excludes shareholder investment returns and Which new Bank expenses.

(2)	For purpose of presentation, Policyholder tax benefit and Policyholder tax expense are shown on a net basis (2006: $193 million).

Funds under Administration

Funds under administration – average	139,082	116,262	20	147,684	130,179	13
Funds under administration – spot	151,513	123,064	23	151,513	136,974	11
Net flows	10,830	456	large	8,135	2,695	large
Total retail net flows	8,235	2,190	large	6,870	1,365	large

Productivity and Other Measures

Operating income to average funds under administration (%)	1.12	1.08	4bpts	1.14	1.10	4bpts
Operating expenses to average funds under administration (%)	0.71	0.72	1	0.72	0.70	(3)
Effective corporate tax rate (%)	28.4	21.9	large	28.2	28.7	(50)bpts

Underlying Net Profit After Tax growth of 14% on the prior year
Profit Announcement      17

Funds Management Analysis continued
Funds under Administration
Funds under Administration (spot balances) have increased by 23% over the year to $152 billion. The growth in Funds under Administration has been driven by a combination of positive net fund flows, strong investment markets, albeit lower in the second half of the year, and positive absolute investment performance which exceeded benchmark across many of our funds. Net inflows for the year were $11 billion, representing a substantial improvement on the prior year. Investment returns contributed $17 billion for the year and $6 billion for the second half of the year.
Average Funds under Administration of $139 billion were 20% higher than the prior year.
The key drivers of net funds flows were:
•	Continuation of market leading flows into FirstChoice capturing in excess of 25%(1) of the market net flows. FirstChoice has now exceeded $25 billion in funds under administration in less than four years;
•	Significant inflows associated with the Goldman Sachs JB Were strategic alliance of $5.0 billion;
•	Reduced net outflows on Australian equity funds due partly to improved investment performance;
•	A tumaround in net flows into wholesale products, which achieved positive net flows of $1.3 billion for the year;
•	Good flows into higher margin equity products and mandates in the International business;
•	Net outflows from the cash management product due to competition from attractively priced retail deposit products;
•	Property net outflows following the planned sell-down of assets within a closed end fund; and
•	Net outflows in other retail products which include closed legacy products, which is consistent with prior periods.
Market Share
The Australian retail market share increased from 14.5% at 30 June 2005 to 15.7% at 31 March 2006. The business has achieved strong net flows in retail Funds under Administration in recent quarters and has also been favourably impacted by the inflow from the strategic alliance with Goldman Sachs JB Were which contributed 1% to market share growth.
The most recent Plan for Life survey (March 2006) showed the Bank ranking No. 1 for total retail net flows and No. 1 for retail flows excluding cash trusts. Improvement in investment performance has also aided market share gains.

Market Share Percentage (2)(3)	30/06/06	31/12/05	30/06/05

Australian retail — administrator view	15.7	14.6	14.5
New Zealand retail	15.0	15.0	15.2
Platforms (Masterfunds)	12.5	10.8	10.2

(1)	Nine months to March 2006 (source: Plan for Life).

(2)	For market share definitions refer to appendix 25 page 68.

(3)	As at 31 March 2006.

2006 FirstChoice — Fund Manager Destination	2006 FirstChoice — Sources of Funds

18     Commonwealth Bank of Australia

Funds Management Analysis continued

	Full Year Ended 30 June 2006
	Opening				FX(3) &	Closing
	Balance			Investment	Other	Balance
	30/06/05	Inflows	Outflows	Income	Movements	30/06/06
Funds under Administration	$M	$M	$M	$M	$M	$M

FirstChoice & Avanteos	19,069	19,219	(5,886)	3,190	(217)	35,375
Cash management	4,182	2,417	(3,061)	152	—	3,690
Other retail (1)	36,069	3,450	(7,904)	4,353	(413)	35,555

Australian retail	59,320	25,086	(16,851)	7,695	(630)	74,620
Wholesale	24,894	13,099	(11,810)	3,682	(50)	29,815
Property	13,456	1,074	(2,144)	1,520	3	13,909
Other (2)	2,886	192	(481)	454	657	3,708

Domestically sourced	100,556	39,451	(31,286)	13,351	(20)	122,052
Internationally sourced	22,508	12,097	(9,432)	3,835	453	29,461

Total – Funds under Administration	123,064	51,548	(40,718)	17,186	433	151,513

	Full Year Ended 30 June 2005
	Opening				FX(3) &	Closing
	Balance			Investment	Other	Balance
	30/06/04	Inflows	Outflows	Income	Movements	30/06/05
Funds under Administration	$M	$M	$M	$M	$M	$M

FirstChoice & Avanteos (4)	12,075	10,377	(4,265)	1,153	(271)	19,069
Cash management	4,414	2,961	(3,425)	232	—	4,182
Other retail (4)	34,705	4,417	(7,875)	3,951	871	36,069

Australian retail	51,194	17,755	(15,565)	5,336	600	59,320
Wholesale (4)	23,955	10,841	(13,350)	3,177	271	24,894
Property (4)	12,624	1,207	(1,172)	1,668	(871)	13,456
Other	3,033	248	(786)	391	—	2,886

Domestically sourced	90,806	30,051	(30,873)	10,572	—	100,556
Internationally sourced	19,077	9,209	(7,931)	2,453	(300)	22,508

Total – Funds under Administration	109,883	39,260	(38,804)	13,025	(300)	123,064

	Half Year Ended 30 June 2006
	Opening				FX(3) &	Closing
	Balance			Investment	Other	Balance
	31/12/05	Inflows	Outflows	Income	Movements	30/06/06
Funds under Administration	$M	$M	$M	$M	$M	$M

FirstChoice & Avanteos (4)	24,770	12,655	(3,258)	1,425	(217)	35,375
Cash management	3,966	1,159	(1,548)	113	—	3,690
Other retail (4)	36,647	1,799	(3,937)	1,459	(413)	35,555

Australian retail	65,383	15,613	(8,743)	2,997	(630)	74,620
Wholesale (4)	28,012	6,001	(5,901)	1,753	(50)	29,815
Property (4)	13,750	304	(1,008)	859	4	13,909
Other	3,349	95	(308)	(85)	657	3,708

Domestically sourced	110,494	22,013	(15,960)	5,524	(19)	122,052
Internationally sourced	26,480	6,633	(4,551)	805	94	29,461

Total — Funds under Administration	136,974	28,646	(20,511)	6,329	75	151,513

(1)	Includes stand alone retail and legacy retail products.

(2)	Includes life company assets sourced from retail investors but not attributable to a funds management product (e.g. premiums from risk products). These amounts do not appear in retail market share data.

(3)	Includes foreign exchange gains and losses from translation of internationally sourced business.

(4)	Other movements represent the re-alignment of funds to correctly classify source of funds.
Profit Announcement     19

Insurance Analysis
Financial Performance and Business Review
Performance Highlights
The Insurance business has delivered a strong result for the year to June 2006 with underlying profit after tax increasing by 38% to $215 million.
After adjusting the operating results following the sale of the Hong Kong Insurance business, underlying net profit after tax increased by 35% to $206 million.
The result was underpinned by:
•	Solid inforce premium and operating margin growth in Australia and New Zealand;
•	Positive experience variations; and
•	Good expense control.
The underlying net profit after tax result, on the same basis, for the second half increased 19% and was driven by similar themes to those mentioned above.
The full year cash net profit after tax of $416 million includes the profit from the sale of the Hong Kong Insurance business of $145 million. The cash net profit after tax for the year, excluding the profit on sale of the Hong Kong Insurance business, decreased by 12% mainly due to lower shareholder investment returns. This was the result of the relative strength of investment market indices in the prior year.
The Bank continues to be the largest life insurer in the Australian, New Zealand and Fiji markets.
Business Review
Australia
The Australian business, CommInsure, delivered a strong result for the year. Highlights include:
•	Maintaining number one market share position for Australian risk premiums with 13.5% of the life insurance risk market;
•	Launch of a Guaranteed Index Tracked Annuity Product and a Travel Insurance product; and
•	Productivity improvements through continued simplification and rationalisation of systems and processes.
Underlying net profit after tax was up 32% to $125 million compared to the prior year.
Key drivers of the performance for the year were:
•	Life and General Insurance premium growth, with inforce premiums increasing by 8% for the year;
•	Sales volume growth, particularly within General Insurance (up 13%) and Group Risk products (up 8%); and
•	Positive claims experience in both Life and General Insurance products, despite the impact of claims associated with Cyclone Larry in the second half of the year.
Cash net profit after tax decreased 3% for the year, impacted mainly by lower shareholder investment returns.
New Zealand
The life insurance operations in New Zealand operate predominantly under the Sovereign brand.
Sovereign’s underlying profit after tax was $77 million for the year, an increase of 48% on the prior year. The main drivers of this result were:
•	Strong growth in new business sales of risk products resulting in market share growth and improved margins;
•	Positive persistency experience; and
•	Good investment returns.
The Sovereign strategy has been to focus on growth in new business market share and this was successfully achieved in 2006 with 33.2% of new business sales at 31 March 2006 compared to 30.4% for the same period last year. This enabled Sovereign to grow inforce premiums to NZD 367 million or 14%. Sovereign retained it’s number 1 market share in inforce premium growing from 30.7% to 31.1% at 30 April 2006.
Asia
During the year the Hong Kong based life insurance, pensions administration and financial planning businesses were sold to Sun Life Financial on 18 October 2005.
The Asian insurance businesses now consist of the joint venture life insurance businesses in China, Vietnam and Indonesia.
The underlying profit after tax in the Asia business was $13 million.
Operating Income
After adjusting the operating results following the sale of the Hong Kong Insurance business, operating income of $700 million was up 13% compared to the prior year.
Life insurance income on the same basis increased 11% on the prior year. This reflects strong volume growth and favourable claims experience in both the Australian and New Zealand businesses.
General Insurance income of $73 million was up 35% on the prior year. The result was supported by inforce premium growth of 10% over the year together with favourable claims experience despite the impact of claims associated with Cyclone Larry.
Operating Expenses
After adjusting for the operating results following the sale of the Hong Kong Insurance business, operating expenses of $423 million were slightly lower compared to the prior year.
On an AGAAP basis, underlying expenses to average inforce premiums of 36% has exceeded the Which new Bank target of 42%. Productivity improved over the second half following continued strength in revenue growth.
Volume expenses have increased as a result of increased inforce premiums.
Corporate Taxation
The effective corporate tax rate (excluding the impact of the sale of the Hong Kong Insurance business) for the year was 27.3% compared with 22.4% in the prior year. The increase in the effective corporate tax rate is due to recognition of tax losses in the prior year.
20     Commonwealth Bank of Australia

Insurance Analysis continued

	Full Year Ended			Half Year Ended
	30/06/06	30/06/05	Jun 06 vs	30/06/06	31/12/05	Jun 06 vs
Key Performance Indicators	$M	$M	Jun 05%	$M	$M	Dec 05%

Insurance
Life insurance operating income	669	693	(3)	322	347	(7)
General insurance operating income	73	54	35	34	39	(13)

Total operating income	742	747	(1)	356	386	(8)
Shareholder investment returns	87	204	(57)	30	57	(47)
Profit on sale of the Hong Kong Insurance business	145	—	—	—	145	—

Total insurance income	974	951	2	386	588	(34)

Volume expense	181	218	17	86	95	9
Other operating expenses (1)	275	333	17	117	158	26
Which new Bank	—	2	—	—	—	—

Total operating expenses	456	553	18	203	253	20

Net profit before income tax	518	398	30	183	335	(45)

Corporate tax expense (2)	102	89	(15)	51	51	—

Net profit after income tax (“cash basis”)	416	309	35	132	284	(54)

Net profit after income tax (“underlying basis”) (3)	215	156	38	112	103	9

Productivity and Other Measures

Expenses to average inforce premiums (%)	36.7	45.5	19%	33.6	40.5	17%
Expenses to average inforce premiums (underlying %) (3)	36.7	45.3	19%	33.6	40.5	17%
Effective corporate tax rate excluding impact of profit on sale of Hong Kong business (%)	27.3	22.4	large	27.9	26.8	large

(1)	Operating expenses include $9 million internal expenses relating to the asset management of shareholder funds (June 2005: $10 million).

(2)	For purpose of presentation, Policyholder tax benefit and Policyholder tax expense are shown on a net basis (2006: $138 million).

(3)	Underlying basis excludes shareholder investment returns, the profit on the sale of the Hong Kong Insurance business and Which new Bank expenses.

	Full Year Ended			Half Year Ended
	30/06/06	30/06/05	Jun 06 vs	30/06/06	31/12/05	Jun 06 vs
Sources of Profit from Insurance Activities	$M	$M	Jun 05%	$M	$M	Dec 05%

The Margin on Services profit from ordinary activities after income tax is represented by:
Planned profit margins	146	122	20	77	69	12
Experience variations	48	27	78	29	19	53
Other	—	(8)	—	(2)	2	large
General insurance operating margins	21	13	62	8	13	(38)

Operating margins	215	154	40	112	103	9
After tax shareholder investment returns	56	155	(64)	20	36	(44)
Profit on sale of the Hong Kong business	145	—	—	—	145	—

Net profit after income tax (“cash basis”)	416	309	35	132	284	(54)

Geographical Analysis of Business Performance

	Full Year Ended
	Australia		New Zealand		Asia		Total
Net Profit after Income Tax	30/06/06	30/06/05	30/06/06	30/06/05	30/06/06	30/06/05	30/06/06	30/06/05
(“cash basis”)	$M	$M	$M	$M	$M	$M	$M	$M

Operating margins	125	94	77	52	13	8	215	154
After tax shareholder investment returns	56	92	17	22	(17)	41	56	155
Profit on sale of Hong Kong business	—	—	—	—	145	—	145	—

Net profit after income tax	181	186	94	74	141	49	416	309

	Half Year Ended
	Australia		New Zealand		Asia		Total
Net Profit after Income Tax	30/06/06	31/12/05	30/06/06	31/12/05	30/06/06	31/12/05	30/06/06	31/12/05
(“cash basis”)	$M	$M	$M	$M	$M	$M	$M	$M

Operating margins	70	55	39	38	3	10	112	103
After tax shareholder investment returns	21	35	7	10	(8)	(9)	20	36
Profit on sale of Hong Kong business	—	—	—	—	—	145	—	145

Net profit after income tax	91	90	46	48	(5)	146	132	284

Profit Announcement     21

Insurance Analysis Continued

	Full Year Ended 30 June 2006
	Opening				Closing
	Balance	Sales/New		Other	Balance
	30/06/05	Balances	Lapses	Movements (2)	30/06/06
Annual Inforce Premiums (1)	$M	$M	$M	$M	$M

General insurance (3)	215	70	(49)	—	236
Personal life	785	137	(81)	(109)	732
Group life	265	71	(48)	(33)	255

Total	1,265	278	(178)	(142)	1,223

Australia	856	231	(166)	—	921
New Zealand	296	47	(12)	(29)	302
Asia (4)	113	—	—	(113)	—

Total	1,265	278	(178)	(142)	1,223

	Full Year Ended 30 June 2005
	Opening				Closing
	Balance	Sales/New		Other	Balance
	30/06/04	Balances	Lapses	Movements (2)	30/06/05
Annual Inforce Premiums (1)	$M	$M	$M	$M	$M

General insurance (3)	192	62	(39)	—	215
Personal life	703	164	(89)	7	785
Group life	272	74	(87)	6	265

Total	1,167	300	(215)	13	1,265

Australia	815	228	(187)	—	856
New Zealand	258	48	(15)	5	296
Asia (4)	94	24	(13)	8	113

Total	1,167	300	(215)	13	1,265

	Half Year Ended June 2006
	Opening				Closing
	Balance	Sales/New		Other	Balance
	31/12/05	Balances	Lapses	Movements (2)	30/06/06
Annual Inforce Premiums (1)	$M	$M	$M	$M	$M

General insurance	225	35	(24)	—	236
Personal life	740	65	(39)	(34)	732
Group life	251	31	(24)	(3)	255

Total	1,216	131	(87)	(37)	1,223

Australia	895	110	(83)	(1)	921
New Zealand	321	21	(4)	(36)	302
Asia	—	—	—	—	—

Total	1,216	131	(87)	(37)	1,223

(1)	Inforce premium relates to risk business. Savings products are disclosed within Funds Management.

(2)	Includes foreign exchange movements.

(3)	General insurance inforce premiums includes approximately $46 million of badged premium (June 2005: $40 million).

(4)	Other movements represent the sale of the Hong Kong Insurance business.
Inforce Premiums
Inforce premiums increased by 9% on the prior year excluding the impact of the sale of the Hong Kong Insurance business and the deterioration of the New Zealand dollar against the Australian dollar in the second half of the year. This was achieved through consistent growth in both Australia and New Zealand. General Insurance premiums increased by 10% for the year.
Australia maintained its leading position of inforce premiums with 13.5% of market share in total life insurance at 31 March 2006.
Sovereign increased its leading market position in New Zealand with an increase to 31.1%, from 30.7% in June 2005.

Market Share Percentage Annual Inforce Premiums (1)	30/06/06	31/12/05	30/06/05

Australia (total risk) (2)	13.5	13.5	13.8
Australia (individual risk) (2)	12.4	12.6	13.0
New Zealand (2)	31.1	30.9	30.7

(1)	For market share definitions refer to appendix 25 page 68.

(2)	As at 31 March 2006.
22     Commonwealth Bank of Australia

Shareholder Investment Returns

	Full Year Ended			Half Year Ended
	30/06/06	30/06/05	Jun 06 vs	30/06/06	31/12/05	Jun 06 vs
Shareholder Investment Returns	$M	$M	Jun 05%	$M	$M	Dec 05%

Funds management business	14	33	(58)	7	7	—
Insurance business (1)	87	204	(57)	30	57	(47)
Profit on sale of Hong Kong business	145	—	—	—	145	—

Shareholder investment returns before tax	246	237	4	37	209	(82)
Taxation	35	60	42	12	23	48

Shareholder investment returns after tax	211	177	19	25	186	(87)

(1)	Excluding profit on sale of the Hong Kong Insurance business.

	As at 30 June 2006
	Australia	New Zealand	Asia	Total
Shareholder Investment Asset Mix ($M)	$M	$M	$M	$M

Local equities	41	1	—	42
International equities	—	25	—	25
Property	307	8	—	315

Sub-total	348	34	—	382

Fixed interest	342	191	23	556
Cash	823	132	9	964

Sub-total	1,165	323	32	1,520

Total	1,513	357	32	1,902

	As at 30 June 2006
	Australia	New Zealand	Asia	Total
Shareholder Investment Asset Mix (%)%		%	%	%

Local equities	3	—	—	2
International equities	—	7	—	1
Property	20	2	—	17

Sub-total	23	9	—	20

Fixed interest	23	54	72	29
Cash	54	37	28	51

Sub-total	77	91	100	80

Total	100	100	100	100

Shareholder investment returns of $246 million pre tax include a $145 million profit on the sale of the Bank’s Hong Kong life insurance business. More detail is contained in Appendix 18 on page 55.
Domestic and international investment markets performed strongly for the year to June 2006, with the benchmark S&P/ASX200 price index increasing by 19% and the MSCI World index by 15%. All other asset classes (fixed interest, property and cash) posted positive returns.
Excluding the profit on sale of the Hong Kong Insurance business, shareholder investment returns for the year of $101 million (pre tax) represent a significant decrease due to the relative strength of the indices in the prior year.
During the second half shareholder investment returns, excluding the profit from the sale of the Hong Kong Insurance business, decreased 42% to $37 million. This was also mainly due to weakening in the indices over the second half.
Profit Announcement     23

Financial Statement
Consolidated Income Statement
For the year ended 30 June 2006

		Full Year Ended		Half Year Ended
		30/06/06	30/06/05	30/06/06	31/12/05
	Appendix	$M	$M	$M	$M

Interest income		19,758	16,781	10,120	9,638
Interest expense (1)		13,244	10,755	6,861	6,383

Net interest income	1	6,514	6,026	3,259	3,255
Other operating income (1)	5	3,036	2,845	1,591	1,445

Net banking operating income		9,550	8,871	4,850	4,700

Funds management income		1,589	1,247	852	737
Investment revenue		2,098	1,956	719	1,379
Claims and policyholder liability expense		(2,064)	(1,871)	(721)	(1,343)

Net funds management operating income		1,623	1,332	850	773

Premiums from insurance contracts		1,052	1,132	479	573
Investment revenue		1,031	1,186	338	693
Claims and policyholder liability expense from insurance contracts		(970)	(1,243)	(384)	(586)

Insurance margin on services operating income		1,113	1,075	433	680

Total net operating income		12,286	11,278	6,133	6,153

Bad debts expense		398	322	210	188
Operating expenses:
Comparable business	6	5,994	5,719	3,027	2,967
Which new Bank	6	—	150	—	—

Total operating expenses	6	5,994	5,869	3,027	2,967

Defined benefit superannuation plan expense		(35)	(75)	(8)	(27)

Profit before income tax		5,859	5,012	2,888	2,971

Corporate tax expense	7	1,569	1,374	816	753
Policyholder tax expense	7	331	228	130	201

Profit after income tax		3,959	3,410	1,942	2,017
Minority interests		(31)	(10)	(13)	(18)

Net profit attributable to members of the Bank		3,928	3,400	1,929	1,999

(1)	Due to a change in the accounting policy regarding classification of interest expense on certain non traded derivatives, a prior period re-classification of $29 million between interest expense and other operating income has occurred for the half year ended 31 December 2005.

	Cents per share

Earnings per share:
Cash Basic (excluding profit on the sale of the Hong Kong Insurance Business)	304.6	264.8	154.9	149.5
Statutory Basic	308.2	259.6	151.1	157.1

Dividends per share attributable to shareholders of the Bank:
Ordinary shares	224	197	130	94
PERLS (1)	—	1,115	—	—
Trust preferred securities (TPS) – issued 6 August 2003 (1)	—	7,795	—	—
PERLS II – issued 6 January 2004 (1)	—	908	—	—

(1)	Instruments reclassified to loan capital on adoption of AIFRS from 1 July 2005.

	$M	$M	$M	$M

Net profit after income tax comprises:
Net Profit after income tax (“underlying basis”)	3,842	3,420	1,967	1,875
Shareholder investment returns (after tax)	66	177	25	41
Which new Bank (after tax)	—	(105)	—	—
Profit on sale of the Hong Kong Insurance business	145	—	—	145

Net profit after income tax (“cash basis”)	4,053	3,492	1,992	2,061

Defined benefit superannuation plan expense	(25)	(53)	(6)	(19)
Treasury share valuation adjustment	(100)	(39)	(57)	(43)

Net profit after income tax (“statutory basis”)	3,928	3,400	1,929	1,999

24     Commonwealth Bank of Australia

Financial Statements continued
Consolidated Balance Sheet
As at 30 June 2006

	As At
		30/06/06	31/12/05	30/06/05
	Appendix	$M	$M	$M

Assets
Cash and liquid assets		5,131	7,269	6,055
Receivables due from other financial institutions		7,107	5,279	6,087
Assets at fair value through Income Statement:
Trading		15,758	15,617	14,631
Insurance		24,437	25,141	27,484
Other		2,944	3,590	—
Derivative assets		9,675	8,238	—
Available for sale investments		11,203	9,605	—
Investment securities		—	—	10,838
Loans, advances and other receivables	8	259,176	245,606	228,346
Bank acceptances of customers		18,310	17,263	16,786
Investment property		258	252	252
Property, plant and equipment		1,314	1,143	1,132
Investment in associates		190	191	52
Intangible assets	16	7,809	7,740	7,656
Deferred tax assets		650	891	651
Other assets		5,141	3,368	17,434

Total assets		369,103	351,193	337,404

Liabilities
Deposits and other public borrowings	10	173,227	168,723	168,026
Payables due to other financial institutions		11,184	9,902	8,023
Liabilities at fair value through Income Statement		13,811	16,322	—
Derivative liabilities		10,820	9,391	—
Bank acceptances		18,310	17,263	16,786
Current tax liabilities		378	575	833
Deferred tax liabilities		1,336	1,153	921
Other provisions		821	846	871
Insurance policy liabilities	15	22,225	23,055	24,694
Debt issues		78,591	70,036	70,765
Managed funds units on issue		1,109	1,031	—
Bills payable and other liabilities		6,053	3,917	17,551

		337,865	322,214	308,470
Loan capital		9,895	9,129	6,291

Total liabilities		347,760	331,343	314,761

Net assets		21,343	19,850	22,643

Shareholders’ Equity
Share capital:
Ordinary share capital	14	13,505	13,801	13,486
Preference share capital		—	—	687
Other equity instruments		939	—	1,573
Reserves		1,904	1,936	1,265
Retained profits	19	4,487	3,590	3,843

Shareholders’ equity attributable to members of the Bank		20,835	19,327	20,854

Minority interests:
Controlled entities		508	523	631
Insurance statutory funds and other funds		—	—	1,158

Total shareholders’ equity		21,343	19,850	22,643

Profit Announcement     25

Financial Statements continued
Consolidated Statement of Cash Flows (1) (2)
For the year ended 30 June 2006

		Full Year Ended
		30/06/06	30/06/05
	Appendix	$M	$M

Cash Flows from Operating Activities
Interest received		19,712	16,781
Interest paid		(12,555)	(10,720)
Other operating income received		4,319	4,559
Expenses paid		(5,809)	(5,678)
Income taxes paid		(1,980)	(985)
Net decrease in trading securities		—	318
Assets at fair value through Income Statement (excluding life insurance)		(307)	—
Life insurance:
Investment income		2,399	1,572
Premiums received (3)		2,338	3,183
Policy payments (3)		(4,938)	(4,664)
Liabilities at fair value through Income Statement (excluding life insurance)		1,445	—

Cash Flows from operating activities before changes in operating assets and liabilities		4,624	4,366
Changes in operating assets and liabilities arising from cash flow movements
Movement in investment securities:
Purchases		—	(22,608)
Proceeds from sale		—	396
Proceeds at or close to maturity		—	22,799

Movement in available for sale investments:
Purchases		(28,189)	—
Proceeds from sale		646	—
Proceeds at or close to maturity		24,831	—
Lodgement of deposits with regulatory authorities		(29)	(7)
Net (increase) in loans, advances and other receivables		(31,996)	(31,721)
Net (increase)/decrease in receivables due from other financial institutions not at call		(881)	1,097
Net decrease in securities purchased under agreements to resell		537	991

Life insurance business:
Purchase of insurance assets at fair value through Income Statement		(8,078)	(14,165)
Proceeds from sale/maturity of insurance assets at fair value through Income Statement		9,398	15,281
Net increase in deposits and other borrowings		12,799	6,332
Net proceeds from issuance of debt securities		14,605	17,934
Net increase in payables due to other financial institutions not at call		2,571	449
Net increase/(decrease) in securities sold under agreements to repurchase		328	(1,480)

Changes in operating assets and liabilities arising from cash flow movements		(3,458)	(4,702)

Net cash provided by/(used in) Operating Activities	19 (a)	1,166	(336)

Cash flows from Investing Activities
Payment for acquisition of entities and management rights	19 (e)	(418)	(40)
Proceeds from disposal of controlled entities	19 (c)	553	—
Proceeds from disposal of entities and businesses (net of cash disposed)		35	173
Dividend received		4	3
Proceeds from sale of property, plant and equipment		32	30
Purchases of property, plant and equipment		(385)	(286)
Payment for acquisition of investments in associates		(152)	(42)
Purchases of intangible assets		(90)	(92)
Net decrease in other assets		31	1,055

Net Cash (used in)/provided by Investing Activities		(390)	801

(1)	It should be noted that the Bank does not use this accounting Statement of Cash Flows in the internal management of its liquidity positions.

(2)	Adjusted for AIFRS gross-up. Refer note 1 (mm) (ii) of the 31 December 2005 Profit Announcement.

(3)	These were gross premiums and policy payments before splitting between policyholders and shareholders.
26     Commonwealth Bank of Australia

Financial Statements continued
Consolidated Statement of Cash Flows (1) (2) (continued)
For the year ended 30 June 2006

			Full Year Ended
			30/06/06	30/06/05
	Appendix		$M	$M

Cash Flows from Financing Activities
Buy back of shares			(500)	—
Proceeds from issue of shares (net of costs)			49	66
Proceeds from issue of preference shares to minority interests			—	323
Proceeds from issue of other equity instruments (net of costs)			939	—
Dividends paid (excluding DRP buy back of shares)			(2,163)	(2,083)
Net movement in other liabilities			139	(330)
Net (purchase)/sale of treasury shares			(10)	(60)
Issue of loan capital			2,446	1,233
Redemption of loan capital			(915)	(1,392)
Other			1	55

Net cash (used in)/provided by financing activities			(14)	(2,188)

Net increased/(decrease) in cash and cash equivalents			762	(1,723)
Cash and cash equivalents at beginning of period			1,276	2,999

Cash and cash equivalents at end of period	19	(b)	2,038	1,276

(1)	It should be noted that the Bank does not use this accounting Statement of Cash Flows in the internal management of its liquidity positions.

(2)	Adjusted for AIFRS gross-up. Refer note 1 (mm) (ii) of the 31 December 2005 Profit Announcement.
Profit Annoucement     27

Appendices

1	Net Interest Income	29

2	Net Interest Margin	29

3	Average Balances and Related Interest	30

4	Interest Rate and Volume Analysis	34

5	Other Banking Operating Income	36

6	Operating Expenses	36

7	Income Tax Expense	38

8	Loans, Advances and Other Receivables	39

9	Asset Quality	40

10	Deposits and Other Public Borrowings	42

11	Financial Reporting by Segment	43

12	Integrated Risk Management	45

13	Capital Adequacy	47

14	Share Capital	50

15	Life Insurance Business	51

16	Intangible Assets	53

17	ASB Bank Group	54

18	Sale of the Hong Kong Business	55

19	ASX Appendix 4E Statement	55

20	Summary of Major AIFRS Impacts	59

21	Analysis Template	61

22	Summary	65

23	Foreign Exchange Rates	66

24	Definitions	67

25	Market Share Definitions	68
28     Commonwealth Bank of Australia

Appendices
1. Net Interest Income

	Full Year Ended			Half Year Ended
	30/06/06	30/06/05	Jun 06 vs	30/06/06	31/12/05	Jun 06 vs
Interest Income	$M	$M	Jun 05%	$M	$M	Dec 05%

Loans	17,304	14,846	17	8,829	8,475	4
Other financial institutions	333	229	45	158	175	(10)
Cash and liquid assets	250	198	26	147	103	43
Investment securities	—	723	—	—	—	—
Assets at fair value through the Income Statement	1,186	785	51	645	541	19
Available-for-sale investments	685	—	—	341	344	(1)

Total interest income	19,758	16,781	18	10,120	9,638	5

Interest Expense
Deposits	7,388	7,063	(5)	3,765	3,623	(4)
Other financial institutions	475	257	(85)	262	213	(23)
Liabilities at fair value through the Income Statement	971	—	—	490	481	(2)
Debt issues	3,795	3,084	(23)	2,011	1,784	(13)
Loan capital	615	351	(75)	333	282	(18)

Total interest expense	13,244	10,755	(23)	6,861	6,383	(7)

Net interest income	6,514	6,026	8	3,259	3,255	—

2. Net Interest Margin

	Full Year Ended		Half Year Ended
	30/06/06	30/06/05	30/06/06	31/12/05
	%	%	%	%

Australia
Interest spread (1)	2.21	2.33	2.15	2.27
Benefit of interest free liabilities, provisions and equity (2)	0.24	0.25	0.23	0.26

Net interest margin (3)	2.45	2.58	2.38	2.53

Overseas
Interest spread (1)	0.97	1.03	0.97	0.97
Benefit of interest free liabilities, provisions and equity (2)	0.67	0.68	0.68	0.65

Net interest margin (3)	1.64	1.71	1.65	1.62

Total Bank
Interest spread (1)	1.98	2.08	1.95	2.02
Benefit of interest free liabilities, provisions and equity (2)	0.36	0.35	0.34	0.37

Net interest margin (3)	2.34	2.43	2.29	2.39

(1)	Difference between the average interest rate earned and the average interest rate paid on funds.

(2)	A portion of the Bank’s interest earning assets is funded by interest free liabilities and shareholders’ equity. The benefit to the Bank of these interest free funds is the amount it would cost to replace them at the average cost of funds.

(3)	Net interest income divided by average interest earning assets for the year.

Profit Announcement       29

Appendeces
3. Average Balances and Related Interest
The following table lists the major categories of interest earning assets and interest bearing liabilities of the Bank together with the respective interest earned or paid and the average interest rate for each of the years ending 30 June 2006 and 30 June 2005 together with the half years ending 30 June 2006, 31 December 2005 and 30 June 2005. Averages used were predominantly daily averages. Interest is accounted for based on product yield, while all trading gains and losses are disclosed as trading income within other banking income.
Where assets or liabilities are hedged, the amounts are shown net of the hedge, however individual items not separately hedged may be affected by movements in exchange rates.
The overseas component comprises overseas branches of the Bank and overseas domiciled controlled entities.
Non-accrual loans were included in interest earning assets under loans, advances and other.
The official cash rate in Australia increased by 25 bpts during the year while rates in New Zealand increased by a total of 50 basis points.
In the current period, certain interest income and expense items have been reallocated across the average balance sheet line items to better reflect the underlying changes in yield. This reallocation is necessary due to the impact of AIFRS hedge accounting and financial instrument reclassifications. The average balance sheet for the half year ended 31 December 2005 has been restated on a consistent basis.
Average Balances

	Full Year Ended 30/06/06			Full Year Ended 30/06/05
	Avg Bal	Income	Yield	Avg Bal	Income	Yield
Interest Earning Assets	$M	$M	%	$M	$M	%

Home loans excluding securitisation	147,710	9,988	6.76	132,086	8,769	6.64
Personal (1)	16,174	1,753	10.84	14,615	1,541	10.54
Business and corporate	68,739	4,798	6.98	58,731	3,939	6.71

Loans, Advances and Other Receivables	232,623	16,539	7.11	205,432	14,249	6.94

Cash and other liquid assets	11,512	583	5.06	10,978	427	3.89
Assets at fair value through Income Statement (excluding life insurance) (2)	19,145	1,186	6.19	15,385	785	5.10
Investment Securities	—	—	—	12,913	723	5.60
Available-for-sale investments	11,518	685	5.95	—	—	—

Non Lending Interest Earning Assets	42,175	2,454	5.82	39,276	1,935	4.93

Total interest earning assets (excluding securitisation) (3)	274,798	18,993	6.91	244,708	16,184	6.61
Securitisation home loan assets	10,887	765	7.03	8,568	597	6.97
Non interest earning assets	67,729			70,324

Total Average Assets	353,414			323,600

Interest Bearing Liabilities

Transaction deposits	33,827	975	2.88	31,788	770	2.42
Savings deposits	39,968	1,443	3.61	38,221	1,274	3.33
Investment deposits	66,573	3,667	5.51	64,025	3,618	5.65
Certificates of deposits and other (2)	19,699	1,303	6.61	25,833	1,401	5.42

Total Interest Bearing Deposits	160,067	7,388	4.62	159,867	7,063	4.42

Payable due to other financial Institutions	9,631	475	4.93	7,999	257	3.21
Liabilities at fair value through the Income Statement	15,304	971	6.34	—	—	—
Debt issue (2)	60,918	3,124	5.13	51,393	2,557	4.98
Loan Capital (2)	9,180	615	6.70	6,338	351	5.54

Total Interest Bearing Liabilities	255,100	12,573	4.93	225,597	10,228	4.53

Securitisation debt issues	11,541	671	5.81	9,911	527	5.32
Non Interest Bearing Liabilities	64,780			66,062

Total Average Liabilities	331,421			301,570

(1)	Personal includes personal loans, credit cards, and margin loans.

(2)	Comparisons between reporting periods are impacted by hedge acconting.

(3)	Used for calculating net interest margin.

30       Commonwealth Bank of Australia

Appendices
3. Average Balances and Related Interest (continued)
Average Balances

	Half Year Ended 30/06/06			Half Year Ended 31/12/05			Half Year Ended 30/06/05
	Avg Bal	Income	Yield	Avg Bal	Income	Yield	Avg Bal	Income	Yield
Interest Earning Assets	$M	$M	%	$M	$M	%	$M	$M	%

Home loans excluding securitisation	150,588	5,063	6.78	144,879	4,925	6.74	136,102	4,529	6.71
Personal (1)	16,475	885	10.83	15,878	868	10.84	15,342	810	10.65
Business and corporate	72,565	2,468	6.86	64,975	2,330	7.11	60,261	2,021	6.76

Loans, Advances and Other Receivables	239,628	8,416	7.08	225,732	8,123	7.14	211,705	7,360	7.01

Cash and other liquid assets	12,068	305	5.10	10,965	278	5.03	10,969	219	4.03
Assets at fair value through Income Statement (ex life insurance) (2)	19,473	645	6.68	18,822	541	5.70	14,960	391	5.27
Investment Securities	—	—	—	—	—	—	12,723	379	6.01
Available-for-sale investments	11,384	341	6.04	11,650	344	5.86	—	—	—

Non Lending Interest Earning Assets	42,925	1,291	6.06	41,437	1,163	5.57	38,652	989	5.16

Total interest earning assets (excluding securitisation) (3)	282,553	9,707	6.93	267,169	9,286	6.89	250,357	8,349	6.73
Securitisation home loan assets	11,775	413	7.07	10,013	352	6.97	9,932	343	6.96
Non interest earning assets	67,847			67,613			70,197

Total Average Assets	362,175			344,795			330,486

Interest Bearing Liabilities

Transaction deposits	34,403	509	2.98	33,259	466	2.78	32,454	414	2.57
Savings deposits	40,876	748	3.69	39,075	695	3.53	38,193	638	3.37
Investment deposits	68,226	1,862	5.50	64,948	1,804	5.51	65,577	1,870	5.75
Certificates of deposits and other (2)	19,901	646	6.55	19,500	658	6.69	25,467	704	5.57

Total Interest Bearing Deposits	163,406	3,765	4.65	156,782	3,623	4.58	161,691	3,626	4.52

Payable due to other financial Institutions	10,291	262	5.13	8,982	213	4.70	8,181	131	3.23
Liabilities at fair value through the Income Statement	15,528	490	6.36	15,084	481	6.33	—	—	—
Debt issue (2)	64,193	1,655	5.20	57,696	1,469	5.05	54,277	1,378	5.12
Loan Capital (2)	9,785	333	6.86	8,585	282	6.52	6,203	186	6.05

Total Interest Bearing Liabilities	263,203	6,505	4.98	247,129	6,068	4.87	230,352	5,321	4.66

Securitisation debt issues	11,856	356	6.06	11,231	315	5.56	11,124	303	5.49
Non Interest Bearing Liabilities	64,393			65,161			66,609

Total Average Liabilities	339,452			323,521			308,085

(1)	Personal includes personal loans, credit cards, and margin loans.

(2)	Comparisons between reporting periods are impacted by hedge acconting.

(3)	Used for calculating net interest margin.

Profit Announcement        31

Appendices
3. Average Balances and Related Interest (continued)

	Full Year Ended 30/06/06			Full Year Ended 30/06/05
	Avg Bal	Income	Yield	Avg Bal	Income	Yield
Net Interest Margin	$M	$M	%	$M	$M	%

Total interest earning assets excluding securitisation	274,798	18,993	6.91	244,708	16,184	6.61
Total interest bearing liabilities excluding securitisation	255,100	12,573	4.93	225,597	10,228	4.53

Net interest income & interest spread (excluding securitisation)		6,420	1.98		5,956	2.08
Benefit of free funds			0.36			0.35

Net interest margin			2.34			2.43

	Full Year Ended
	30/06/06	30/06/05	Jun 06 vs
Reconciliation of Net Interest Margin	%	%	Jun 05%

Net interest Margin as reported	2.34	2.43	(9)bpts
AIFRS volatility (1)	0.02	—	2bpts

Underlying net interest margin	2.36	2.43	(7)bpts

(1)	Relates to the movement in the AIFRS impact (mainly hybrid distributions and hedge accounting) between repoting periods.
Geographical analysis of key categories

	Full Year Ended 30/06/06			Full Year Ended 30/06/05
	Avg Bal	Income	Yield	Avg Bal	Income	Yield
Loans, Advances and Other	$M	$M	%	$M	$M	%

Australia	192,086	13,527	7.04	171,249	11,822	6.90
Overseas	40,537	3,012	7.43	34,183	2,427	7.10

Total	232,623	16,539	7.11	205,432	14,249	6.94

Non Lending Interest Earning Assets
Australia	24,123	1,462	6.06	22,020	1,138	5.17
Overseas	18,052	992	5.50	17,256	797	4.62

Total	42,175	2,454	5.82	39,276	1,935	4.93

Total Interest Bearing Deposits
Australia	137,101	6,041	4.41	134,365	5,422	4.04
Overseas	22,966	1,347	5.87	25,502	1,641	6.43

Total	160,067	7,388	4.62	159,867	7,063	4.42

Other Interest Bearing Liabilities
Australia	58,271	3,308	5.68	42,126	2,466	5.85
Overseas	36,762	1,877	5.11	23,604	699	2.96

Total	95,033	5,185	5.46	65,730	3,165	4.82

The overseas component comprises overseas branches of the Bank and overseas domiciled controlled entities. Overseas intragroup borrowings have been adjusted into the interest spread and margin calculations to more appropriately reflect the overseas cost of funds. Non–accrual loans were included in interest earning assets under loans, advances and other receivables.
In calculating net interest margin, assets, liabilities, interest income and interest expense related to securitisation vehicles have been excluded. This has been done to more accurately reflect the Bank’s underlying net margin.

32         Commwealth Bank of Australia

Appendices
3. Average Balances and Related Interest (continued)

	Half Year Ended 30/06/06			Half Year Ended 31/12/05			Half Year Ended 30/06/05
	Avg Bal	Income	Yield	Avg Bal	Income	Yield	Avg Bal	Income	Yield
Net Interest Margin	$M	$M	%	$M	$M	%	$M	$M	%

Total interest earning assets excluding securitisation	282,553	9,707	6.93	267,169	9,286	6.89	250,357	8,349	6.73
Total interest bearing liabilities excluding securitisation	263,203	6,505	4.98	247,129	6,068	4.87	230,352	5,321	4.66

Net interest income & interest spread (excluding securitisation)		3,202	1.95		3,218	2.02		3,028	2.07

Benefit of free funds			0.34			0.37			0.37

Net interest margin			2.29			2.39			2.44

Half Year Ended
	30/06/06	31/12/05	Jun 06 vs
Reconciliation of Net Interest Margin	%	%	Dec 05%

Net interest margin as reported (1)	2. 29	2. 39	(10)bpts
AIFRS volatility (2)	0. 01	—	1bpt

Underlying net interest margin	2. 30	2. 39	(9)bpts

(1)	Restated from 2.41% in the 31 December 2005 Profit Announcement due to a change in accounting policy regarding classification of interest expense on certain non-traded derivatives (resulted in a $29 million increase in interest expense).

(2)	Relates to the movement in the AIFRS impact (mainly hybrid distributions and hedge accounting) between repoting periods.
Geographical analysis of key categories

	Half Year Ended 30/06/06			Half Year Ended 31/12/05			Half Year Ended 30/06/05
	Avg Bal	Income	Yield	Avg Bal	Income	Yield	Avg Bal	Income	Yield
Loans, Advances and Other	$M	$M	%	$M	$M	%	$M	$M	%

Australia	197,262	6,810	6.96	186,994	6,717	7.13	176,197	6,080	6.96
Overseas	42,366	1,606	7.64	38,738	1,406	7.20	35,508	1,280	7.27

Total	239,628	8,416	7.08	225,732	8,123	7.14	211,705	7,360	7.01

Non Lending Interest Earning Assets
Australia	24,695	754	6.16	23,560	708	5.96	21,633	574	5.35
Overseas	18,230	537	5.94	17,877	455	5.05	17,019	415	4.92

Total	42,925	1,291	6.06	41,437	1,163	5.57	38,652	989	5.16

Total Interest Bearing Deposits
Australia	140,037	3,046	4.39	134,212	2,995	4.43	135,402	2,756	4.10
Overseas	23,369	719	6.20	22,570	628	5.52	26,289	870	6.67

Total	163,406	3,765	4.65	156,782	3,623	4.58	161,691	3,626	4.52

Other Interest Bearing Liabilities
Australia	60,216	1,693	5.67	56,358	1,615	5.68	44,260	1,289	5.87
Overseas	39,581	1,047	5.33	33,989	830	4.84	24,401	406	3.36

Total	99,797	2,740	5.54	90,347	2,445	5.37	68,661	1,695	4.98

The overseas component comprises overseas branches of the Bank and overseas domiciled controlled entities. Overseas intragroup borrowings have been adjusted into the interest spread and margin calculations to more appropriately reflect the overseas cost of funds. Non–accrual loans were included in interest earning assets under loans, advances and other receivables.
In calculating net interest margin, assets, liabilities, interest income and interest expense related to securitisation vehicles have been excluded. This has been done to more accurately reflect the Bank’s underlying net margin.

Profit Announcement        33

Appendices
4. Interest Rate and Volume Analysis

Full Year Ended
30/06/06
vs 30/06/05
Increase/
(Decrease)
Change in Net Interest Income

Due to changes in average volume of interest earning assets and interest bearing liabilities	718
Due to changes in interest margin	(254)
Due to variation in time period	—

Change in net interest income	464

	Full Year Ended Jun 06 vs Jun 05			Full Year Ended Jun 05 vs Jun 04
	Volume	Rate	Total	Volume	Rate	Total
Interest Earning Assets	$M	$M	$M	$M	$M	$M

Home loans	1,047	172	1,219	1,345	318	1,663
Personal	167	45	212	213	77	290
Business and corporate	685	174	859	432	165	597

Loans, advances and other receivables	1,910	380	2,290	1,992	558	2,550

Cash and other liquid assets	24	132	156	(40)	87	47
Assets at fair value through Income Statement (excluding life insurance)	212	189	401	109	76	185
Investment securities	(362)	(361)	(723)	3	112	115
Available-for-sale investments	343	342	685	—	—	—

Non lending interest earning assets	156	363	519	54	293	347

Total interest earning assets	2,035	774	2,809	1,956	941	2,897

Securitisation home loan assets	162	6	168	299	298	597

Interest Bearing Liabilities

Transaction deposits	54	151	205	42	94	136
Savings deposits	61	108	169	51	104	155
Investment deposits	143	(94)	49	377	361	738
Certificates of deposits and other	(369)	271	(98)	(23)	108	85

Total interest bearing deposits	9	316	325	421	693	1,114

Payable due to other financial institutions	66	152	218	29	68	97
Liabilities at fair value through Income Statement	486	485	971	—	—	—
Debt issues	481	86	567	775	277	1,052
Loan capital	174	90	264	17	71	88

Total interest bearing liabilities	1,396	949	2,345	1,196	1,155	2,351

Securitised debt issues	91	53	144	264	263	527

These volume and rate analyses were for the years ending 30 June 2006 and 30 June 2005. The volume and rate variances for total interest earning assets and liabilities have been calculated separately (rather than being the sum of the individual categories).

	Full Year Ended Jun 06 vs Jun 05			Full Year Ended Jun 05 vs Jun 04
	Volume	Rate	Total	Volume	Rate	Total
Geographical analysis of key categories	$M	$M	$M	SM	$M	$M

Loans, Advances and Other
Australia	1,453	252	1,705	1,474	421	1,895
Overseas	462	123	585	521	134	655

Total	1,910	380	2,290	1,992	558	2,550

Non Lending Interest Earning Assets
Australia	118	206	324	25	158	183
Overseas	40	155	195	28	136	164

Total	156	363	519	54	293	347

Total Interest Bearing Deposits
Australia	115	504	619	269	457	726
Overseas	(156)	(138)	(294)	185	203	388

Total	9	316	325	421	693	1,114

Other Interest Bearing Liabilities
Australia	931	(89)	842	702	182	884
Overseas	531	647	1,178	134	219	353

Total	1,505	515	2,020	798	439	1,237

34     Commonwealth Bank of Australia

Appendices
4. Interest Rate and Volume Analysis (continued)

	Half Year Ended
	30/06/06	30/06/06
	vs 31/12/05	vs 30/06/05
	Increase/	Increase/
	(Decrease)	(Decrease)
Change in Net Interest Income	$M	$M

Due to changes in average volume of interest earning assets and interest bearing liabilities	178	377
Due to changes in interest margin	(142)	(203)
Due to variation in time period	(52)	—

Change in net interest income	(16)	174

	Half Year Ended Jun 06 vs Dec 05			Half Year Ended Jun 06 vs Jun 05
	Volume	Rate	Total	Volume	Rate	Total
Interest Earning Assets	$M	$M	$M	$M	$M	$M

Home loans	193	(55)	138	485	49	534
Personal	32	(15)	17	60	15	75
Business and corporate	265	(127)	138	416	31	447

Loans, advances and other receivables	494	(201)	293	976	80	1,056

Cash and other liquid assets	28	(1)	27	25	61	86
Assets at fair value through Income Statement (excluding life insurance)	20	84	104	134	120	254
Investment securities	—	—	—	(190)	(189)	(379)
Available-for-sale investments	(8)	(5)	(3)	171	170	341

Non lending interest earning assets	43	85	128	119	183	302

Total interest earning assets	532	(111)	421	1,090	268	1,358

Securitisation home loan assets	62	(1)	61	64	6	70

Interest Bearing Liabilities
Transaction deposits	16	27	43	27	68	95
Savings deposits	33	20	53	47	63	110
Investment deposits	91	(33)	58	74	(82)	(8)
Certificates of deposits and other	12	(24)	(12)	(168)	110	(58)

Total interest bearing deposits	153	(11)	142	39	100	139

Payable due to other financial institutions	32	17	49	44	87	131
Liabilities at fair value through Income Statement	14	(5)	9	245	245	490
Debt issues	166	20	186	254	23	277
Loan capital	40	11	51	115	32	147

Total interest bearing liabilities	396	41	437	785	399	1,184

Securitised debt issues	18	23	41	21	32	53

	Half Year Jun 06 vs Dec 05			Half Year Jun 06 vs Jun 05
Geographical analysis of key	Volume	Rate	Total	Volume	Rate	Total
categories	$M	$M	$M	$M	$M	$M

Loans, Advances and Other
Australia	362	(269)	93	727	3	730
Overseas	135	65	200	254	72	326

Total	494	(201)	293	976	80	1,056

Non Lending Interest Earning Assets
Australia	34	12	46	87	93	180
Overseas	10	72	82	33	89	122

Total	43	85	128	119	183	302

Total Interest Bearing Deposits
Australia	128	(77)	51	98	192	290
Overseas	23	68	91	(93)	(58)	(151)

Total	153	(11)	142	39	100	139

Other Interest Bearing Liabilities
Australia	109	(31)	78	457	(53)	404
Overseas	142	75	217	327	314	641

Total	258	37	295	812	233	1,045

These volume and rate analyses were for half year periods. The calculations were based on balances over the half year. The volume and rate variances for total interest earning assets and liabilities have been calculated separately (rather than being the sum of the individual categories).

Profit Announcement        35

Appendices
5. Other Banking Operating Income

	Full Year Ended			Half Year Ended
	30/06/06	30/06/05	Jun 06 vs	30/06/06	31/12/05	Jun 06 vs
	$M	$M	Jun 05%	$M	$M	Dec 05%

Lending fees	800	733	9	411	389	6
Commission and other fees	1,635	1,545	6	820	815	1
Trading income	505	440	15	261	244	7
Net gain/(loss) on disposal of non-trading instruments	45	(13)	large	44	1	large
Dividends	4	3	33	3	1	large
Net profit on sale of property, plant and equipment	4	4	—	4	—	—
Other	122	133	(8)	87	35	large

	3,115	2,845	9	1,630	1,485	10
Non-trading derivatives	(79)	—	—	(39)	(40)	(3)

Total other banking operating income	3,036	2,845	7	1,591	1,445	10

6. Operating Expenses

	Full Year Ended			Half Year Ended
	30/06/06	30/06/05	Jun 06 vs	30/06/06	31/12/05	Jun 06 vs
Expenses	$M	$M	Jun 05%	$M	$M	Dec 05%

Operating expenses	5,994	5,719	(5)	3,027	2,967	(2)
Which new Bank	—	150	—	—	—	—

Total	5,994	5,869	(2)	3,027	2,967	(2)

	Full Year Ended			Half Year Ended
	30/06/06	30/06/05	Jun 06 vs	30/06/06	31/12/05	Jun 06 vs
Expenses by Segment	$M	$M	Jun 05%	$M	$M	Dec 05%

Operating expenses
Banking	4,558	4,380	(4)	2,298	2,260	(2)
Funds management	989	798	(24)	530	459	(15)
Insurance	447	541	17	199	248	20

	5,994	5,719	(5)	3,027	2,967	(2)

Which new Bank
Banking	—	112	—	—	—	—
Funds management	—	36	—	—	—	—
Insurance	—	2	—	—	—	—

	—	150	—	—	—	—

Total	5,994	5,869	(2)	3,027	2,967	(2)

	Full Year Ended			Half Year Ended
	30/06/06	30/06/05	Jun 06 vs	30/06/06	31/12/05	Jun 06 vs
Expenses by Category	$M	$M	Jun 05%	$M	$M	Dec 05%

Staff	2,823	2,673	(6)	1,437	1,386	(4)
Occupancy and equipment	621	613	(1)	311	310	—
Information technology services	985	956	(3)	483	502	4
Other expenses	1,565	1,477	(6)	796	769	(4)

Operating expenses	5,994	5,719	(5)	3,027	2,967	(2)
Which new Bank	—	150	—	—	—	—

Total	5,994	5,869	(2)	3,027	2,967	(2)

Capitalisation of Computer Software Costs
Capitalised computer software costs (net of amortisation) totalled $229 million as at 30 June 2006 (December 2005: $188 million and June 2005: $182 million). Expenditure in the year principally comprises development of customer focussed systems.

36      Commonwealth Bank of Australia

Appendices
6. Operating Expenses (continued)

	Full Year Ended		Half Year Ended
	30/06/06	30/06/05	30/06/06	31/12/05
	$M	$M	$M	$M

Staff Expenses
Salaries and wages	2,419	2,274	1,237	1,182
Share based compensation	39	74	17	22
Superannuation contributions	8	7	4	4
Provisions for employee entitlements	66	67	31	35
Payroll tax	123	115	62	61
Fringe benefits tax	34	32	17	17
Other staff expenses	134	104	69	65

Comparable business	2,823	2,673	1,437	1,386
Which new Bank	—	50	—	—

Total staff expenses	2,823	2,723	1,437	1,386

Occupancy and Equipment Expenses
Operating lease rentals	338	331	169	169
Depreciation
Buildings	22	21	11	11
Leasehold improvements	56	58	28	28
Equipment	64	63	31	33
Operating lease assets	9	8	5	4
Repairs and maintenance	73	71	39	34
Other	59	61	28	31

Comparable business	621	613	311	310
Which new Bank	—	13	—	—

Total occupancy and equipment expenses	621	626	311	310

Information Technology Services
Projects and development	364	331	179	185
Data processing	227	248	109	118
Desktop	137	150	61	76
Communications	201	204	99	102
Amortisation of software assets	43	17	27	16
IT Equipment Depreciation	13	6	8	5

Comparable business	985	956	483	502
Which new Bank	—	52	—	—

Total information technology services	985	1,008	483	502

Other Expenses
Postage	118	112	60	58
Stationery	98	108	47	51
Fees and commissions	636	614	322	314
Advertising, marketing and loyalty	307	288	161	146
Amortisation of other intangible assets (excluding software)	6	3	4	2
Non lending losses	116	103	64	52
Other	284	249	138	146

Comparable business	1,565	1,477	796	769
Which new Bank	—	35	—	—

Total other expenses	1,565	1,512	796	769

Comparable business	5,994	5,719	3,027	2,967
Which new Bank	—	150	—	—

Total Operating Expenses	5,994	5,869	3,027	2,967

Profit Announcement     37

Appendices
7. Income Tax Expense

	Full Year Ended		Half Year Ended
	30/06/06	30/06/05	30/06/06	31/12/05
	$M	$M	$M	$M

Profit from Ordinary Activities before Income Tax
Banking	4,594	4,057	2,342	2,252
Funds management	643	508	324	319
Insurance	657	522	230	427
Defined benefit superannuation plan expense	(35)	(75)	(8)	(27)

	5,859	5,012	2,888	2,971

Prima Facie Income Tax at 30%
Banking	1,378	1,217	702	676
Funds management	193	153	97	96
Insurance	197	157	69	128
Defined benefit superannuation plan expense	(11)	(23)	(3)	(8)

	1,757	1,504	865	892

Tax effect of expenses that are non-deductible/income non-assessable in determining taxable profit:

Current period
Taxation offsets and other dividend adjustments	(29)	(48)	(11)	(18)
Tax adjustment referable to policyholder income	232	160	91	141
Non assessable income – life insurance transitional fee relief	—	(30)	—	—
Non–assessable gains	(43)	—	2	(45)
Tax losses recognised	(35)	(9)	(32)	(3)
Other	3	25	(1)	4

	128	98	49	79

Prior periods
Other	15	—	32	(17)

Total income tax expense	1,900	1,602	946	954

Income Tax Attributable to Profit from Ordinary Activities
Banking	1,328	1,197	688	640
Funds management	139	88	77	62
Insurance	102	89	51	51

Corporate tax	1,569	1,374	816	753
Policyholder tax	331	228	130	201

Total income tax expense	1,900	1,602	946	954

	%	%	%	%

Effective Tax Rate
Total – corporate	28.4	28.7	29.6	27.2
Banking – corporate	29.1	30.1	29.5	28.8
Funds management – corporate	30.8	21.8	32.0	29.5
Insurance – corporate	19.7	22.4	27.9	15.2

New Zealand Subsidiaries
Certain subsidiaries of the Bank in New Zealand are being audited by the Inland Revenue Department (IRD) as part of an industry-wide review of structured finance transactions.
An assessment has been received from the IRD in respect of one structured finance investment for the year ended 30 June 2001.
Notices of proposed adjustment have been received for other similar investments for other years.
The Bank is confident that the tax treatment it has adopted for these investments is correct, and any assessments received will be disputed.
38     Commonwealth Bank of Australia

Appendices
8. Loans, Advances and Other Receivables

	30/06/06	31/12/05	30/06/05
	$M	$M	$M

Australia
Overdrafts	2,672	2,220	2,564
Housing loans	144,834	135,990	129,913
Credit card outstandings	6,997	6,870	6,682
Lease financing	4,924	4,906	5,055
Bills discounted	2,779	3,898	3,399
Term loans	56,950	51,938	46,451
Redeemable preference share financing	1	6	9
Other lending	597	401	389

Total Australia	219,754	206,229	194,462

Overseas
Overdrafts	2,435	2,694	2,660
Housing loans	22,287	23,349	20,765
Credit card outstandings	428	478	406
Lease financing	139	124	195
Bills discounted	7	—	—
Term loans (1)	15,282	14,265	12,804
Redeemable preference share financing	1,194	894	—
Other lending	8	34	192
Other securities (1)	438	300	—

Total overseas	42,218	42,138	37,022

Gross loans, advances and other receivables	261,972	248,367	231,484

Less:
Provisions for impairment:
Collective provision (2)	(1,046)	(1,041)	(1,390)
Individually assessed provisions (2)	(171)	(179)	(157)
Unearned income:
Term loans	(934)	(921)	(889)
Lease financing	(645)	(620)	(683)
Interest reserved (3)	—	—	(19)

	(2,796)	(2,761)	(3,138)

Net loans, advances and other receivables	259,176	245,606	228,346

(1)	Certain other securities have been reclassified to term loans during the period. The prior period has been restated on a consistent basis.

(2)	Collective provision and individually assessed provisions re-calculated under AIFRS for 30 June 2006 and 31 December 2005.

(3)	Interest reserved is not recognised under AIFRS from 1 July 2005.
Profit Announcement     39

Appendices
9. Asset Quality

	As at
	30/06/06	31/12/05	30/06/05
	$M	$M	$M

Total Impaired Assets
Gross non–accruals	326	396	395
Less interest reserved (1)	—	—	(19)

	326	396	376
Less individually assessed provisions for impairment	(171)	(179)	(157)

Total net impaired assets	155	217	219

Net impaired assets by geographical segment
Australia	146	214	218
Overseas	9	3	1

Total	155	217	219

(1)	Interest and fees reserved are not recognised under AIFRS from 1 July 2005.

	Full Year Ended		Half Year Ended
	30/06/06	30/06/05	30/06/06	31/12/05
	$M	$M	$M	$M

Provisions for impairment
Collective provisions
Opening balance (1)	1,021	1,393	1,041	1,021
Charge against profit and loss	398	322	210	188
Transfer to individually assessed provisions	(440)	(352)	(240)	(200)
Impairment losses recovered	127	81	70	57
Adjustments for exchange rate fluctuations and other items	(7)	2	(8)	1

	1,099	1,446	1,073	1,067
Impairment losses written off	(53)	(56)	(27)	(26)

Closing balance	1,046	1,390	1,046	1,041

Individually assessed provisions
Opening balance (1)	191	143	179	191
Transfer from collective provision for:
New and increased provisioning	468	408	254	214
Less write—back of provisions no longer required	(28)	(56)	(14)	(14)

Net transfer	440	352	240	200

Adjustments for exchange rate fluctuations and other items	(16)	(3)	(13)	(3)
Impairment losses	(444)	(335)	(235)	(209)

Closing balance	171	157	171	179

Total provisions for impairment	1,217	1,547	1,217	1,220
General reserve for credit losses (pre-tax equivalent)	500	—	500	404

Total provisions including general reserve for credit losses	1,717	1,547	1,717	1,624

(1)	The opening balance at 1 July 2005 includes the impact of adopting AASB 132 and AASB 139.

	%	%	%	%

Coverage Ratios
General provisions as a % of risk weighted assets	—	0. 73	—	—
Collective provisions as a % of a risk weighted assets	0. 48	—	0. 48	0. 51
Collective provision plus general reserve for credit losses (pre-tax equivalent) as a % of risk weighted assets	0. 71	—	0. 71	0. 71
Specific provisions for impairment as a % of gross impaired assets net of interest reserved (1)	—	41. 8	—	—
Individually assessed provisions for impairment as a % of gross impaired assets	52. 5	—	52 .5	45. 2
Total provisions for impairment as a % of gross impaired assets net of interest reserved (1)	373. 3	411. 4	373. 3	308. 1
Total provisions for impairment plus general reserve for credit losses (pre-tax equivalent) as a % of gross impaired assets	526. 7	—	526. 7	410. 1

(1)	Interest reserved not recognised under AIFRS.
Coverage Ratios under AIFRS
The re-measurement of impairment provisions under AIFRS has resulted in a lower level of total provisions previously assessed using Australian GAAP. However the Australian prudential regulator, APRA, has proposed for the 2005/2006 financial year that banks maintain a provisioning benchmark of at least 0.5% of risk weighted assets to adequately cover potential credit losses. The Group has consequently established a General Reserve for Credit Losses, which together with the Collective Provisions (net of deferred tax) will satisfy this requirement.
40     Commonwealth Bank of Australia

Appendices
9. Asset Quality (continued)

	Full Year Ended		Half Year Ended
	30/06/06	30/06/05	30/06/06	31/12/05
	$M	$M	$M	$M

Impaired Assets
Total income received (1)	11	9	7	4
Interest income forgone (1)	11	13	5	6

(1)	Interest reserved is no longer recognised under AIFRS

Movement in Impaired Asset Balances
Gross impaired assets at period beginning	395	363	396	395
New and increased	745	769	380	365
Balances written off	(450)	(350)	(241)	(209)
Returned to performing or repaid	(364)	(387)	(209)	(155)

Gross impaired assets at period end	326	395	326	396

Impaired Asset Ratios
Gross impaired assets net of interest reserved as % of risk weighted assets	0. 15	0. 20	0. 15	0. 20
Net impaired assets as % of:
Risk weighted assets	0. 07	0. 12	0. 07	0. 11
Total shareholders’ equity	0. 73	0. 97	0. 73	1. 09

The following amounts comprising loans less than $250,000 are reported in accordance with regulatory returns to APRA. They are not classified as impaired assets and therefore not included within the above impaired asset summary.

	As At
	30/06/06	31/12/05	30/06/05
	$M	$M	$M

Loans Accruing but Past Due 90 Days or More (consumer segment)
Housing loans	155	154	183
Other loans	137	119	119

Total	292	273	302

Provisioning Policy
Provisions for impairment are maintained at an amount adequate to cover incurred credit related losses.
The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If there is objective evidence of impairment, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the expected future cash flows discounted at the financial asset’s original effective interest rate. Short term balances are not discounted.
For credit risk management purposes both collective provisions ($1,046 million) and general reserve for credit losses of $500 million (pre-tax equivalent) are available to support possible credit losses and the total of $1,546 million equates to 0.71% of risk weighted assets. This percentage can be compared with the previous general provisions assessed under AGAAP of 0.73% at 30 June 2005.
Profit Announcement     41

Appendices
10. Deposits and Other Public Borrowings

	Half Year Ended
	30/06/06	31/12/05	30/06/05
	$M	$M	$M

Australia
Certificates of deposits	18,185	17,351	16,041
Term deposits	43,210	42,959	41,582
On demand and short-time deposits	81,547	77,902	75,407
Deposits not bearing interest	5,872	6,149	5,823
Securities sold under agreements to repurchase and short sales	1,380	1,092	2,258

Total Australia	150,194	145,453	141,111

Overseas
Certificates of deposits	959	935	3,105
Term deposits	13,611	13,992	13,617
On demand and short-term deposits	7,088	7,024	8,633
Deposits not bearing interest	1,166	1,222	1,155
Securities sold under agreements to repurchase and short sales	209	97	405

Total overseas	23,033	23,270	26,915

Total deposits and other public borrowings	173,227	168,723	168,026

42     Commonwealth Bank of Australia

Appendices
11. Financial Reporting by Segments
This note sets out segment reporting in accordance with statutory reporting requirements. Refer to the business analysis at the front of this report for detailed profit and loss accounts by segment.

	Full Year Ended 30 June 2006
Primary Segment		Funds
Business Segments	Banking	Management	Insurance	Total
Income Statement	$M	$M	$M	$M

Interest income	19,758	—	—	19,758
Premium and related revenue	—	—	1,052	1,052
Other income	3,036	3,687	1,031	7,754

Total revenue	22,794	3,687	2,083	28,564

Interest expense	13,244	—	—	13,244

Segment result before income tax	4,559	643	657	5,859
Income tax expense	(1,328)	(331)	(241)	(1,900)

Segment result after income tax	3,231	312	416	3,959
Minority interests	(28)	(3)	—	(31)

Segment result after income tax and minority interests	3,203	309	416	3,928

Net profit attributable to shareholders of the Bank	3,203	309	416	3,928

Non–Cash Expenses
Intangible asset amortisation	49	—	—	49
Bad debts expense	398	—	—	398
Depreciation	157	2	5	164
Defined benefit superannuation plan expense	35	—	—	35
Other	65	1	—	66

Balance Sheet
Total assets	340,254	19,201	9,648	369,103
Acquisition of property, plant & equipment, intangibles and other non—current assets	510	94	8	612
Associate investments	106	52	32	190
Total liabilities	324,185	16,423	7,152	347,760

	Full Year Ended 30 June 2005
Primary Segment		Funds
Business Segments	Banking	Management	Insurance	Total
Income Statement	$M	$M	$M	$M

Interest income	16,781	—	—	16,781
Premium and related revenue	—	—	1,132	1,132
Other income	2,845	3,203	1,186	7,234

Total revenue	19,626	3,203	2,318	25,147

Interest expense	10,755	—	—	10,755

Segment result before income tax	3,982	508	522	5,012
Income tax expense	(1,197)	(192)	(213)	(1,602)

Segment result after income tax	2,785	316	309	3,410
Minority interest	(3)	(7)	—	(10)

Segment result after income tax and minority interests	2,782	309	309	3,400

Net profit attributable to shareholders of the Bank	2,782	309	309	3,400

Non–Cash Expenses
Intangible asset amortisation	20	—	—	20
Bad debts expense	322	—	—	322
Depreciation	135	8	13	156
Defined benefit superannuation plan expense	75	—	—	75
Other	84	27	—	111

Balance sheet
Total assets	304,620	16,191	16,593	337,404
Acquisition of property, plant & equipment, intangibles and other non—current assets	303	8	39	350
Associate investments	19	1	32	52
Total liabilities	287,549	16,832	10,380	314,761

Profit Announcement     43

Appendices
11. Financial Reporting by Segments (continued)

Secondary Segment	Full Year Ended
Business Segments	30/06/06		30/06/05
Income Statement	$M	%	$M	%

Revenue
Australia	22,802	79. 8	20,003	79. 5
New Zealand	4,021	14. 1	3,361	13. 4
Other countries (1)	1,741	6. 1	1,783	7. 1

	28,564	100. 0	25,147	100. 0

Net Profit Attributable to Shareholders of the Bank
Australia	3,200	81. 5	2,778	81. 7
New Zealand	387	9. 8	363	10. 7
Other countries (1)	341	8. 7	259	7. 6

	3,928	100. 0	3,400	100. 0

Assets
Australia	304,831	82. 6	280,255	83. 0
New Zealand	43,318	11. 7	41,383	12. 3
Other countries (1)	20,954	5. 7	15,766	4. 7

	369,103	100. 0	337,404	100. 0

Acquisition of Property, Plant & Equipment and Intangibles and Other Non—current Assets
Australia	564	92. 2	303	86. 6
New Zealand	34	5. 5	37	10. 6
Other countries (1)	14	2. 3	10	2. 8

	612	100. 0	350	100. 0

(1)	Other countries were: United Kingdom, United States of America, Japan, Singapore, Malta, Hong Kong, Grand Cayman, Fiji, Indonesia, China and Vietnam.
The geographical segment represents the location in which the transaction was booked.
44     Commonwealth Bank of Australia

Appendices
12. Integrated Risk Management (Excludes Insurance and Funds Management)
The major categories of risk actively managed by the Bank include credit risk, liquidity and funding risk, market risk and other operational risks. The 2005 Annual Report pages 30 to 32, Integrated Risk Management, details the major risks managed by a diversified financial institution.
Credit Risk
The Bank uses a portfolio approach for the management of its credit risk. A key element is a well diversified portfolio. The Bank is using various portfolio management tools to assist in diversifying the credit portfolio.
The commercial portfolio remains well rated and low actual bad debts were experienced during the year.

	30/06/06	31/12/05	30/06/05
Industry On Balance Sheet Exposure	%	%	%

Accommodation, cafes and restaurants	1. 0	1. 0	1. 2
Agriculture, forestry and fishing	2. 8	3. 0	3. 2
Communication services	0. 4	0. 3	0. 3
Construction	1. 4	1. 4	1. 4
Cultural and recreational services	0. 6	0. 6	0. 7
Electricity, gas and water supply	1. 6	1. 9	1. 7
Finance and insurance	12. 2	11. 4	11. 6
Government administration and defence	1. 2	1. 4	1. 6
Health and community services	1. 5	1. 6	1. 8
Manufacturing	3. 1	2. 9	3. 2
Mining	0. 8	0. 8	0. 7
Personal and other services	0. 6	0. 5	0. 5
Property and business services	8. 3	8. 1	8. 4
Retail trade	1. 7	1. 8	2. 0
Transport and storage	2. 5	2. 0	2. 1
Wholesale trade	1. 4	1. 4	1. 3
Consumer	58. 9	59. 9	58. 3

	100.0	100. 0	100. 0

The Bank has the bulk of committed exposures concentrated in Australia and New Zealand.

	30/06/06	31/12/05	30/06/05
Regional Credit Exposure	%	%	%

Australia	82. 6	82. 9	83. 8
New Zealand	13. 6	13. 5	11. 7
Europe	1. 8	2. 2	3. 1
Americas	1. 2	0. 7	0. 7
Asia	0. 6	0. 6	0. 6
Other	0. 2	0. 1	0. 1

	100. 0	100. 0	100. 0

	30/06/06	31/12/05	30/06/05
Commercial Portfolio Quality	%	%	%

AAA/AA	31	29	32
A	20	22	18
BBB	17	16	16
Other	32	33	34

As a percentage of commercial portfolio exposure (including finance and insurances) which has been individually risk rated, the Bank has 68% of commercial exposures at investment grade quality.
Profit Announcement     45

Appendices
12. Integrated Risk Management (continued)
The Bank in its daily operations is exposed to a number of market risks which are detailed in the 2005 Annual Report under Integrated Risk Management (pages 30 to 32) and Note 39 Market Risk.
Interest Rate Risk
Interest rate risk in the balance sheet is discussed within Note 39 of the 2005 Annual Report.
Next 12 months’ Earnings
The potential impact on net interest earnings of a 1% parallel rate shock and the expected change in price of assets and liabilities held for purposes other than trading is as follows:

	30/06/06	31/12/05	30/06/05
Interest Rate Risk	%	%	%

(expressed as a % of expected next 12 months’ earnings)
Average monthly exposure	1. 1	1. 2	1. 1
High month exposure	2. 1	1. 8	1. 5
Low month exposure	0. 2	0. 2	0. 5

Value at Risk (VaR)
VaR within Financial Markets Trading is discussed in the 2005 Annual Report (page 31 Integrated Risk Management). The following table provides a summary of VaR by type.

Average VaR
	Average VaR	During	Average VaR
	During	December	During
	June 2006	2005	June 2005
	Half Year	Half Year	Half Year
VaR Expressed based on 97. 5% confidence	$M	$M	$M

Group
Interest rate risk	3. 16	2. 65	3. 44
Exchange rate risk	0. 65	0. 53	0. 26
Implied volatility risk	0. 61	0. 61	0. 49
Equities risk	0. 10	0. 08	0. 04
Commodities risk	1. 20	0. 36	0. 18
Prepayment risk	0. 33	0. 28	0. 38
ASB Bank	0. 30	0. 36	0. 22
Diversification benefit	(2. 26)	(1. 40)	(0. 98)

Total general market risk	4. 09	3. 47	4. 03
Credit spread risk	5. 97	5. 74	4. 85

Total	10. 06	9. 21	8. 88

Average VaR
	Average VaR	During	Average VaR
	During	December	During
	June 2006	2005	June 2005
	Half Year	Half Year	Half Year
VaR Expressed based on 99. 0% confidence	$M	$M	$M

Group
Interest rate risk	4. 01	3. 36	4. 78
Exchange rate risk	0. 77	0. 62	0. 31
Implied volatility risk	0. 80	0. 95	0. 73
Equities risk	0. 13	0. 09	0. 05
Commodities risk	1. 61	0. 45	0. 21
Prepayment risk	0. 33	0. 28	0. 38
ASB Bank	0. 40	0. 48	0. 32
Diversification benefit	(3. 04)	(1. 93)	(1. 28)

Total general market risk	5. 01	4. 30	5. 50
Credit spread risk	7. 09	6. 81	5. 75

Total	12. 10	11. 11	11. 25

46     Commonwealth Bank of Australia

Appendices
13. Capital Adequacy

	30/06/06	31/12/05	30/06/05
Risk-Weighted Capital Ratios	%	%	%

Tier One	7. 56	7. 54	7. 46
Tier Two	3. 10	3. 28	3. 21
Less deductions	(1. 00)	(1. 01)	(0. 92)

Total	9. 66	9. 81	9. 75

Adjusted Common Equity (1)	4. 50	5. 00	4. 91

	30/06/06	31/12/05	30/06/05
Regulatory Capital	$M	$M	$M

Tier One capital
Shareholders’ equity	21,343	19,850	26,060
Reverse effect to shareholder’s equity of AIFRS transition (2)	7,183	7,183
Reverse effect AIFRS during the period to 30 June 2006: (2)
Purchase/(sale) and vesting of treasury shares	10	(18)	—
Actuarial gains and losses from defined benefits superannuation plan	(387)	(68)	—
Realised gains and dividend income on treasury shares held with in the Bank’s life insurance statutory funds	(85)	(25)	—
Cash flow hedge reserve	(20)	(23)	—
Employee compensation reserve	(11)	5	—
General reserve for credit loss	(92)	(25)	—
Available-for-sale investments	(9)	13	—
Defined benefit superannuation plan expense	25	19	—
Treasury share valuation adjustment	100	43	—
Preference share capital	(687)	—	—
Issue of hybrid instruments	1,147	—	—
Other	(6)	31	—

Adjusted shareholders’ equity per APRA’s transitional arrangements	28,511	26,985	26,060
Eligible loan capital	281	317	304
Estimated reinvestment under Dividend Reinvestment Plan (3)	303	221	272
Foreign currency translation reserve related to non-consolidated subsidiaries	160	160	211
Deduct:
Asset revaluation reserve (4)	(131)	(117)	(92)
Expected dividend	(1,668)	(1,211)	(1,434)
Goodwill (5)	(4,416)	(4,392)	(4,394)
Intangible component of investment in non—consolidated subsidiaries (6)	(5,397)	(5,397)	(5,397)
Minority interest in entities controlled by non—consolidated subsidiaries	—	—	(111)
Minority interest in insurance statutory funds and other funds	(1,158)	(1,158)	(1,158)
Capitalised expenses	(122)	(107)	(107)
Other	(9)	(11)	(13)

Total Tier One capital	16,354	15,290	14,141

Tier Two capital
Collective provision for impairment losses (7)	1,046	1,041	—
General reserve for credit loss (pre-tax equivalent) (7)	500	404	—

General provision for bad debts	1,546	1,445	1,389
FITB related to general provision for bad debts	(464)	(434)	(414)
Asset revaluation reserve (4)	131	117	92
Upper Tier Two note and bond issues	235	232	237
Lower Tier Two note and bond issues (8) (9)	5,335	5,349	4,783
Other	(58)	(65)	—

Total Tier Two capital	6,725	6,644	6,087

Total Capital	23,079	21,934	20,228

(1)	Adjusted Common Equity (“ACE”) is one measure considered by Standard & Poor’s in evaluating the Bank’s credit rating. The ACE ratio has been calculated in accordance with Standard & Poor’s methodology at 30 June 2006.

(2)	APRA requires regulatory capital to continue to be calculated in accordance with AGAAP accounting principles until 1 July 2006. As such, all material changes to capital resulting from the Bank adopting AIFRS accounting standards on 1 July 2005 have been reversed from regulatory capital.

(3)	Based on reinvestment experience related to the Bank’s Dividend Reinvestment Plan.

(4)	The Bank agreed with APRA to adopt AIFRS on 1 July 2005 for the reporting of the Asset Revaluation Reserve.

(5)	Consistent with APRA requirements goodwill is reported on an AGAAP basis.

(6)	Per APRA’s transitional arrangements, it was agreed to deduct the value as at 30 June 2005 of the intangible component of the carrying value of the life insurance and funds management business from Tier 1 capital, until 1 July 2006.

(7)	In line with current APRA requirements the Bank has established a General Reserve for Credit Loss.

(8)	APRA requires these Lower Tier Two note and bond issues to be included as if they were un—hedged.

(9)	For regulatory capital purposes, Lower Tier Two note and bond issues are amortised by 20% of the original amount during each of the last five years to maturity.
Profit Announcement     47

Appendices
13. Capital Adequacy (continued)

	30/06/06	31/12/05	30/06/05
Regulatory Capital	$M	$M	$M

Total capital	23,079	21,934	20,228
Deduct:
Investment in non–consolidated subsidiaries (net of intangible component deducted from Tier One capital):
Shareholders’ net tangible assets in life and funds management businesses	(1,902)	(1,517)	(2,513)
Reverse effect of transition to AIFRS (1)	(592)	(592)	—
Capital in other non-consolidated subsidiaries	(256)	(321)	(348)
Value of acquired inforce business (2)	(1,339)	(1,339)	(1,152)
Less: non-recourse debt	2,077	1,851	2,292

	(2,012)	(1,918)	(1,721)
Other deductions	(151)	(130)	(28)

Capital base	20,916	19,886	18,479

(1)	APRA requires regulatory capital to continue to be calculated in accordance with AGAAP accounting principles until 1 July 2006. As such, all material changes to capital resulting from the Bank adopting AIFRS accounting standards on 1 July 2005 have been reversed from regulatory capital.

(2)	Per APRA’s transitional arrangements, it was agreed to deduct the value as at 30 June 2005 of acquired inforce business from Total Capital, until 1 July 2006. However, values as at 30 June 2005 have been adjusted to reflect the acquisition of the Gandel Group interests in Colonial First State Property Retail Trust and Gandel Retail Management Trust.

	30/06/06	31/12/05	30/06/05
Adjusted Common Equity (1)	$M	$M	$M

Tier One capital	16,354	15,290	14,141
Deduct:
Eligible loan capital	(281)	(317)	(304)
Preference share capital	—	(687)	(687)
Other equity instruments	(3,659)	(1,573)	(1,573)
Minority interest (net of minority interest component deducted from Tier One capital)	(508)	(523)	(520)
Investment in non–consolidated subsidiaries (net of intangible component deducted from Tier One capital)	(2,012)	(1,918)	(1,721)
Other deductions	(151)	(130)	(28)

Total Adjusted Common Equity	9,743	10,142	9,308

(1)	Adjusted Common Equity (“ACE”) is one measure considered by Standard & Poor’s in evaluating the Bank’s credit rating. The ACE ratio has been calculated in accordance with Standard & Poor’s methodology at 30 June 2006.

				Risk
	Face Value			Weights	Risk-Weighted Balance
	30/06/06	31/12/05	30/06/05		30/06/06	31/12/05	30/06/05
	$M	$M	$M	%	$M	$M	$M

Risk-Weighted Assets
On balance sheet assets
Cash, claims on Reserve Bank, short term claims on Australian Commonwealth and State Government and Territories, and other zero–weighted assets	23,301	25,677	27,447	0	—	—	—
Claims on OECD banks and local governments	16,742	18,771	14,754	20	3,348	3,754	2,951
Advances secured by residential property	157,962	154,274	143,746	50	78,981	77,137	71,873
All other assets	110,971	99,794	92,510	100	110,971	99,794	92,510

Total on balance sheet assets – credit risk	308,976	298,516	278,457		193,300	180,685	167,334

Total off balance sheet exposures – credit risk					19,691	18,626	19,371

Risk-weighted assets – market risk					3,447	3,356	2,854

Total risk-weighted assets					216,438	202,667	189,559

48     Commonwealth Bank of Australia

Appendices
13. Capital Adequacy (continued)
Active Capital Management
The Bank maintains a strong capital position. The Tier One Capital Ratio increased from 7.46% to 7.56% during the year reflecting the issue of hybrid securities during the second half of the year. The Total Capital Ratio decreased from 9.75% at 30 June 2005 to 9.66% at 30 June 2006 impacted by the growth in Risk Weighted Assets. Risk Weighted Assets increased from $190 billion to $216 billion at 30 June 2006 due to strong growth in lending assets particularly in the business/corporate sector. The Bank’s credit ratings remained unchanged.
The Bank adopted the Australian equivalent of International Financial Reporting Standards (“AIFRS”) on 1 July 2005. APRA required reporting under AGAAP accounting principles to continue for regulatory capital purposes until the introduction of revised prudential standards which take effect on 1 July 2006.
The revised prudential standards that apply from 1 July 2006 will impact Tier One Capital and the Capital Base. However, APRA has granted transition relief in relation to changes to their prudential regulations from 1 July 2006, until 31 December 2007.
Total transition relief is $1,715 million comprised of $1,641 million of relief for Tier 1 Capital and $74 million of relief for Upper Tier 2 Capital.
Transition relief principally relates to:
•	Excess of Market Value Over Net Assets (“EMVONA”) $1,339 million;
•	Software capitalised expenses $229 million; and
•	Defined benefit superannuation plan deficit $45 million.
The Adjusted Common Equity (“ACE”) ratio at 30 June is 4.50%. At 1 July 2006, ACE is 4.39% as Standard and Poor’s has not granted transitional relief for the impact of software expenses capitalised and defined benefit superannuation deficit. EMVONA is already excluded from ACE.
The following significant initiatives were undertaken to actively manage the Bank’s capital:
Tier One Capital
•	Issue of $262 million and $219 million shares in October 2005 and April 2006 respectively to satisfy the Dividend Reinvestment Plan (“DRP”) in respect of the final dividend for 2004/05 and interim dividend for 2005/06;
•	In accordance with APRA guidelines, the estimated issue of $303 million shares to satisfy the DRP in respect of the final dividend for 2005/06;
•	Issue of US$700 million Tier 1 hybrid in March 2006;
•	Redemption of $700 million PERLS ($687 million net of issue costs) in April 2006;
•	Issue of $1,166 million PERLS III ($1,147 million net of issue costs) in April 2006; and
•	Completion of $500 million on-market share buyback.
Tier Two Capital
•	Issue of the equivalent of $840 million Lower Tier Two capital;
•	In accordance with APRA guidelines, the reduction in Tier Two note and bond issues of $278 million due to amortisation;
•	The call and maturity of the equivalent of $78 million of Tier Two note and bond issues; and
•	Increase in the value of Tier Two note and bond issues of $66 million resulting from changes in foreign exchange movements (whilst these notes are hedged, the unhedged value is included in the calculation of regulatory capital in accordance with APRA regulations).
Deductions from Total Capital
The following items have resulted in deductions during the period:
•	An increase in deductions due to the Banks acquisition of a 19.9% interest in Hangzhou City Commercial Bank for $102 million;
•	A deduction due to a $291 million increase in net tangible assets arising from the retention of profits in the insurance and funds management business; and
•	A decrease in deductions due to the $145 million profit realised on the sale of CMG Asia which was repatriated to the Bank. The balance of the proceeds, $463 million, was used to repay part of the non-recourse debt funding in the Bank’s life and funds management business.
As required by APRA, the Bank’s investment in its life insurance and funds management companies is deducted from regulatory capital to arrive at the Bank’s Capital Ratios. The Bank’s insurance and funds management companies held an estimated $642 million excess over regulatory capital requirements at 30 June 2006 in aggregate.
Profit Announcement     49

Appendices
14. Share Capital

	Full Year Ended		Half Year Ended
	30/06/06	30/06/05	30/06/06	31/12/05
Ordinary Share Capital	$M	$M	$M	$M

Opening balance (excluding treasury shares deduction)	13,871	13,359	14,168	13,871
Dividend reinvestment plan: Final Dividend prior year	262	246	—	262
Dividend reinvestment plan: Interim Dividend	219	200	219	—
Share buyback	(500)	—	(499)	(1)
Exercise of executive options	50	67	14	36
Issue costs	(2)	(1)	(2)	—

Closing balance (excluding Treasury Shares deduction)	13,900	13,871	13,900	14,168
Less Treasury Shares	(395)	(385)	(395)	(367)

Closing Balance	13,505	13,486	13,505	13,801

	Full Year Ended		Half Year Ended
	30/06/06	30/06/05	30/06/06	31/12/05
Shares on Issue	Number	Number	Number	Number

Opening balance (excluding treasury share deduction)	1,280,276,172	1,264,006,062	1,288,562,729	1,280,276,172
Dividend reinvestment plan issue:
2004/2005 Final dividend fully paid ordinary shares at $37.19	7,032,857	—	—	7,032,857
2005/2006 Interim dividend fully paid ordinary shares at $43.89	4,979,668	—	4,979,668	—
2003/2004 Final dividend fully paid ordinary shares at $30.14	—	8,172,546	—	—
2004/2005 Interim dividend fully paid ordinary shares at $35.90	—	5,581,364	—	—
Share buy back	(11,139,988)	—	(11,114,988)	(25,000)
Exercise under executive option plan	1,756,200	2,516,200	477,500	1,278,700

Closing balance (excluding Treasury Shares deduction)	1,282,904,909	1,280,276,172	1,282,904,909	1,288,562,729
Less Treasury Shares	(11,085,258)	(13,511,769)	(11,085,258)	(10,767,501)

Closing balance	1,271,819,651	1,266,764,403	1,271,819,651	1,277,795,228

Terms and Conditions of Ordinary Share Capital
Ordinary shares have the right to receive dividends as declared and in the event of winding up the company, to participating in the proceeds from sale of surplus assets in proportion to the number of and amounts paid up on shares held.
A shareholder has one vote on a show of hands and one vote for each fully paid share on a poll. A shareholder may be present at a general meeting in person or by proxy or attorney, and if a body corporate, it may also authorise a representative.
Dividend Franking Account
After fully franking the final dividend to be paid for the year ended 30 June 2006 the amount of credits available, as at 30 June 2006 to frank dividends for subsequent financial years is $nil (June 2005: $194 million). This figure is based on the combined franking accounts of the Bank at 30 June 2006, which have been adjusted for franking credits that will arise from the payment of income tax payable on profits for the year ended 30 June 2006, franking debits that will arise from the payment of dividends proposed for the year and franking credits that the Bank may be prevented from distributing in subsequent financial periods. The Bank expects the future tax payments will generate sufficient franking credits for the Bank to be able to fully frank future dividend payments. These calculations have been based on the taxation law as at 30 June 2006.
Dividends
The Directors have declared a fully franked final dividend of $1.30 per share amounting to $1,668 million. The dividend will be payable on 5 October 2006 to shareholders on the register at 5pm on 18 August 2006.
The Board determines the dividends per share based on net profit after tax (“cash basis” excluding the profit on sale of the Hong Kong Insurance business) per share, having regard to a range of factors including:
•	Current and expected rates of business growth and the mix of business;
•	Capital needs to support economic, regulatory and credit ratings requirements;
•	The rate of return on assets;
•	Investments and/or divestments to support business development; and
•	The regulatory capital requirements around the maintenance of a general reserve for credit loss.
Dividends paid since the end of the previous financial year:
•	As declared in the 31 December 2005 Profit Announcement, a fully franked interim dividend of 94 cents per share amounting to $1,211 million was paid on 5 April 2006. The payment comprised cash disbursements of $992 million with $219 million being reinvested by participants through the Dividend Reinvestment Plan.
Share Buyback
On 16 June 2006 the Bank announced the successful completion of an on-market share buyback. A total of 11,139,988 shares were bought back at a total cost of $500 million. Shares were purchased for an average price of $44.88.
Dividend Reinvestment Plan
The Bank expects to issue around $303 million of shares in respect of the Dividend Reinvestment Plan for the final dividend for 2005/06.
The Dividend Reinvestment Plan continues to be capped at 10,000 shares per shareholder.
Record Date
The register closes for determination of dividend entitlement and for participation in the DRP at 5:00pm on 18 August 2006 at Link Market Services, Locked Bag A14, Sydney South, 1235.
Ex Dividend Date
The ex-dividend date is 14 August 2006.
50     Commonwealth Bank of Australia

Appendices
15. Life Insurance Business
Life Insurance contract liabilities
Appropriately qualified actuaries have been appointed in respect of each life insurance business and they have reviewed and satisfied themselves as to the accuracy of the policy liabilities included in this financial report, including compliance with the regulations of the Life Insurance Act (Life Act) 1995 where appropriate. Details are set out in the various statutory returns of these life insurance entities.
Life Investment contract liabilities
Investment contracts consist of a financial instrument and an investment management services element, both of which are measured at fair value. The resulting liabilities to policyholders are closely linked to the performance and the value of the assets (after tax) that back those liabilities. The fair value of such liabilities is therefore the same as the fair value of those assets, after tax on the basis charged to the policyholders.

	30/06/06	31/12/05	30/06/05
Components of Policy Liabilities (1)	$M	$M	$M

Future policy benefits (2)	23,916	24,861	27,790
Future bonuses	1,128	1,106	1,385
Future expenses	1,844	1,851	1,829
Future profit margins	1,388	1,224	1,795
Future charges for acquisition expenses	(434)	(450)	(540)
Balance of future premiums	(5,706)	(5,604)	(7,660)
Provisions for bonuses not allocated to participating policyholders	89	67	95

Total policy liabilities	22,225	23,055	24,694

(1)	Includes both investment and insurance business.

(2)	Including bonuses credited to policyholders in prior years.
Taxation
Taxation has been allowed for in the determination of policy liabilities in accordance with the relevant legislation applicable in each market.
Actuarial Methods and Assumptions
Insurance contract policy liabilities have been calculated in accordance with AASB 1038 (Life Insurance Contracts) and the Margin on Services (MoS) methodology as set out in Actuarial Standard 1.04 – Valuation Standard (‘AS1.04’) issued by the Insurance Actuarial Standards Board (‘LIASB’). The principal methods and profit carriers used for particular product groups were as follows:

Product Type	Method	Profit Carrier

Individual

Conventional	Projection	Bonuses or expected claim payments
Investment account	Projection	Bonuses or funds under management
Lump sum risk	Projection	Premiums/claims
Income stream risk	Projection	Expected claim payments
Immediate annuities	Projection	Annuity payments

Group

Investment account	Projection	Bonuses or funds under management
Lump sum risk	Accumulation	Not applicable
Income stream risk	Projection	Expected claim payments

The ‘Projection Method’ measures the present values of estimated future policy cash flows to calculate policy liabilities. The policy cash flows incorporate investment income, premiums, expenses, redemptions and benefit payments.
Bonuses were amounts added, at the discretion of the life insurer, to the benefits currently payable under Participating Business. Bonuses may take a number of forms including reversionary bonuses, interest credits and terminal bonuses (payable on the termination of the policy).
Actuarial assumptions
Set out below is a summary of the material assumptions used in the calculation of policy liabilities.
Discount rates
These were the rates used to discount future cash flows to determine their net present value in the policy liabilities. The discount rates were risk free rates or were determined with reference to the expected earnings rate of the assets that support the policy liabilities adjusted for taxation where relevant. The following table shows the applicable rates for the major classes of business in Australia and New Zealand. The changes relate to changes in long term earnings rates and asset mix.
Profit Announcement     51

Appendices
15. Life Insurance Business (continued)

	June 2006	December 2005	June 2005
Class of Business – Australia (1)	Rate Range %	Rate Range %	Rate Range %

Traditional – ordinary business (after tax)	6. 00 – 6. 75	5. 59 – 6. 34	5. 52 – 6. 26
Traditional – superannuation business (after tax)	7. 33 – 8. 26	6. 82 – 7. 76	6. 74 – 7. 67
Annuity business (after tax)	5. 79 – 6. 30	5. 61 – 5. 88	5. 71 – 6. 49
Term insurance – ordinary business (before tax)	5. 58 – 5. 81	5. 02 – 5. 32	5. 11 – 5. 50
Term insurance – superannuation business (before tax)	5. 58 – 5. 81	5. 02 – 5. 32	5. 11 – 5. 50
Income Protection business (before tax)	5. 58 – 5. 81	5. 02 – 5. 32	5.11
Investment account – ordinary business (after tax)	4.21	3.80	3.74
Investment account – superannuation business (after tax)	5.12	4.63	4.55
Investment account – exempt (after tax)	5.98	5.40	5.31

(1)	For New Zealand, investment earning rates assumed were 3.9% to 5.6% net of tax.
Bonuses
The calculation assumes that the long-term supportable bonuses will be paid, which is in line with company bonus philosophy. There have been no significant changes to these assumptions.
Maintenance expenses
The maintenance expenses are based on an internal analysis of experience and are assumed to increase in line with inflation each year and to be sufficient to cover the cost of servicing the business in the coming year after adjusting for one off expenses. For Participating Business, expenses continue on the previous charging basis with adjustments for actual experience and are assumed to increase in line with inflation each year.
Investment management expenses
Investment management expense assumptions now vary by asset classes and are based on the recently negotiated investment fees as set out in Fund Management Arrangements. There has been no significant change to overall investment fees.
Inflation
The inflation assumption is consistent with the investment earning assumptions.
Benefit indexation
The indexation rates were based on an analysis of past experience and estimated long term inflation and vary by business and product type. There have been no significant changes to these assumptions.
Taxation
The taxation basis and rates assumed vary by market and product type.
Voluntary discontinuance
Discontinuance rates were based on recent company and industry experience and vary by market, product, age and duration in force. The experience has been broadly in line with assumptions. There have been no significant changes to these assumptions.
Surrender values
Current surrender value bases were assumed to apply in the future. There have been no significant changes to these assumptions.
Mortality and morbidity
Rates vary by sex, age, product type and smoker status. Rates were based on standard mortality tables applicable to each market e.g. IA95-97 in Australia for risk, IM/IF80 for annuities, adjusted for recent company and industry experience where appropriate.
Solvency
Australian life insurers
Australian life insurers are required to hold prudential reserves in excess of the amount of policy liabilities. These reserves are required to support solvency requirements and provide protection against adverse experience. Actuarial Standard AS2.04 ‘Solvency Standard’ (‘AS2.04’) prescribes a minimum solvency requirement and the minimum level of assets required to be held in each insurance fund. All controlled Australian insurance entities complied with the solvency requirements of AS2.04.
Overseas life insurers
Overseas insurance subsidiaries were required to hold reserves in excess of policy liabilities in accordance with local Acts and prudential rules. Each of the overseas subsidiaries complied with local requirements.
Managed assets & fiduciary activities
Arrangements were in place to ensure that asset management and other fiduciary activities of controlled entities were independent of the insurance funds and other activities of the Bank.
Disaggregated information
Life Insurance business is conducted through a number of life insurance entities in Australia and overseas. Under the Australian Life Insurance Act 1995, life insurance business is conducted within one or more separate statutory funds, which are distinguished from each other and from the shareholders’ funds. The financial statements of Australian life insurers which are lodged with the relevant Australian regulators show all major components of the financial statements disaggregated between the various life insurance statutory funds and their shareholder funds and as well as between investment linked business and those relating to non-investment linked business.
52     Commonwealth Bank of Australia

Appendices
16. Intangible Assets

	As At
	30/06/06	31/12/05	30/06/05
	$M	$M	$M

Total Intangible Assets
Goodwill	7,200	7,214	7,214
Computer software costs	229	188	182
Other	380	338	260

Total	7,809	7,740	7,656

Goodwill
Purchased goodwill – Colonial	6,705	6,705	6,705
Purchased goodwill – other	495	509	509

Total goodwill	7,200	7,214	7,214

Computer Software Costs
Cost	290	228	206
Accumulated amortisation	(61)	(40)	(24)

Total computer software costs	229	188	182

Other
Cost	393	347	267
Accumulated amortisation	(13)	(9)	(7)

Total other	380	338	260

	Full Year Ended		Half Year Ended
	30/06/06	30/06/05	30/06/06	31/12/05
	$M	$M	$M	$M

Goodwill (reconciliation)
Opening balance	7,214	7,184	7,214	7,214
Additions	7	30	7	—
Impairment	(21)	—	(21)	—

Closing balance	7,200	7,214	7,200	7,214

Computer Software Costs (reconciliation)
Opening balance	182	107	188	182
Additions:
From internal development	90	92	68	22
Amortisation	(43)	(17)	(27)	(16)

Closing balance	229	182	229	188

Other (reconciliation)
Opening balance	260	250	338	260
Additions:
From acquisitions	126	13	46	80
Amortisation	(6)	(3)	(4)	(2)

Closing balance	380	260	380	338

Profit Announcement     53

Appendices
17. ASB Bank Group

	Full Year Ended
	30/06/06	30/06/05	30/06/06	30/06/05
Income Statement (1)	NZDM	NZDM	$M	$M

Interest income	3,210	2,682	2,861	2,476
Interest expense	2,406	1,906	2,144	1,759

Net interest earnings	804	776	717	717
Other income	344	268	307	247

Total operating income	1,148	1,044	1,024	964
Impairment losses on advances	19	16	17	15

Total operating income after debt provisions expense	1,129	1,028	1,007	949
Total operating expense	495	470	442	434
Salaries and other staff expense	276	258	246	238
Building occupancy and equipment expense	85	80	76	74
Information technology expense	50	52	45	48
Other expenses	84	80	75	74

Net surplus before taxation	634	558	565	515
Taxation	194	179	173	165

Net surplus after taxation	440	379	392	350

	As at
	30/06/06	30/06/05	30/06/06	30/06/05
Balance Sheet (2)	NZDM	NZDM	$M	$M

Assets
Cash and liquid assets	17	53	14	49
Due from other banks	1,728	521	1,424	478
Money market advances	966	—	796	—
Securities at fair value through Income Statement	3,021	—	2,489	—
Derivative assets	511	—	421	—
Investment securities	—	399	—	366
Other securities	—	2,497	—	2,291
Advances to customers	37,989	—	31,304	—
Advances	—	34,978	—	32,089
General provisions for bad debts	—	(123)	—	(113)
Property, plant and equipment	152	149	125	137
Intangible assets	20	15	16	14
Other assets	164	293	135	269
Deferred taxation benefit	—	14	—	13

Total assets	44,568	38,796	36,724	35,593

Total interest earning and discount bearing assets	43,682	38,395	35,994	35,225

Liabilities
Money and market deposits	14,390	—	11,857	—
Derivative liabilities	241	—	199	—
Deposits from customers	21,145	—	17,423	—
Deposits	—	31,959	—	29,320
Due to other banks	5,531	4,091	4,558	3,753
Other liabilities	361	463	297	425
Deferred taxation liabilities	13	—	11	—
Provision for taxation	15	14	12	13
Subordinated debt	183	—	151	—

Total liabilities	41,879	36,527	34,508	33,511

Shareholder Equity
Contributed capital – ordinary shareholder	1,013	323	835	296
Asset revaluation reserve	23	18	19	17
Cash flow hedge reserves	50	—	41	—
Accumulated surplus	1,053	1,378	868	1,264

Ordinary shareholders’ equity	2,139	1,719	1,763	1,577
Contributed capital – perpetual preference shareholders	550	550	453	505

Total shareholders’ equity	2,689	2,269	2,216	2,082

Total liabilities and shareholders’ equity	44,568	38,796	36,724	35,593

Total interest and discount bearing liabilities	39,852	34,802	32,838	31,928

(1)	Income Statement has been translated at AUD 1.00= NZD 1.122 for the year ended 30 June 2006 (AUD 1.00= NZD 1.083 for year ended 30 June 2005).

(2)	Refer to appendix 23 for rates at which balance sheet has been translated.
54     Commonwealth Bank of Australia

Appendices
18. Sale of the Hong Kong Business
The Bank sold its life insurance and financial planning business in Hong Kong on 7 July 2005. The transaction was completed on 18 October 2005, and a profit of A$145 million was realised. To assist with the period-on-period comparison of the Bank’s operating performance, the operating result of the Hong Kong Insurance business set out below needs to be excluded from the Insurance segment and the consolidated result.

	Full Year Ended		Half Year Ended
	30/06/06	30/06/05	30/06/06	31/12/05
	$M	$M	$M	$M

Insurance income	42	128	—	42

Total income	42	128	—	42
Operating expenses	33	125	—	33

Total expenses	33	125	—	33

Operating performance	9	3	—	9
Shareholder investment returns – pre tax	1	50	—	1

Shareholder operating profit before tax	10	53	—	10
Operating profit after tax	10	53	—	10

Net profit after tax – cash	10	53	—	10

Net profit after tax – underlying	9	3	—	9

19. ASX Appendix 4E

Cross Reference Index	Page

Results for Announcement to the Market (Rule 4.3A Item No. 2)	Inside front cover
Income Statement (Rule 4.3A Item No. 3)	24
Balance Sheet (Rule 4.3A Item No. 4)	25
Statement of Cash Flows (Rule 4.3A Item No. 5)	26
Dividends (Rule 4.3A Item No. 6)	3
Dividend dates (Rule 4.3A Item No. 7)	Inside front cover
Net tangible assets per security (Rule 4.3A Item No. 9)	64
Commentary on Results (Rule 4.3A Item No. 14)	2

Compliance Statement
This preliminary final report for the year ended 30 June 2006 is prepared in accordance with the ASX listing rules. It should be read in conjunction with any announcements to the market made by the Group during the year.
The preliminary final report has been prepared in accordance with Accounting Standards in Australia. This is the first annual reporting period under the Australian equivalent to International Financial Reporting Standards.
The financial statements of the Group are in the process of being audited.
John Hatton
Company Secretary
9 August 2006
Profit Announcement     55

Appendices
19. ASX Appendix 4E (continued)
Consolidated retained profits reconciliation (Rule 4.3A Item No. 8)

	2006	2005
	$M	$M

Retained profits
Opening balance	3,843	2,840
AIFRS transition adjustments (1)	(780)	9

Restated opening balance	3,063	2,849
Actuarial gains and losses from defined benefit superannuation plan	387	110
Realised gains and dividend income on treasury shares held within the Bank’s life insurance statutory funds (2)	85	21
Operating profit attributable to members of the Bank	3,928	3,400

Total available for appropriation	7,463	6,380
Transfers to general reserve	(239)	(8)
Transfers to general reserve for credit loss	(92)	—
Interim 2006 dividend – cash component	(992)	(883)
Interim 2006 dividend – dividend reinvestment plan	(219)	(200)
Payment of 2005 final dividend – cash component	(1,172)	(1,069)
Payment of 2005 final dividend – dividend reinvestment plan	(262)	(246)
Other dividends	—	(131)

Closing balance	4,487	3,843

(1) Comprises:
•	Actuarial and other movements within the defined benefit surplus superannuation plan;

•	Net movement in the calculation of life insurance policyholder liabilities;

•	Adjustment in respect of realised gains and dividend income on treasury shares;

•	Deferral of initial entry fee income earned by life insurance entities;

•	Adjustment to the fair value calculation for assets held by the life insurance business;

•	Adjustment in respect of derivative financial instruments;

•	Deferral of previously recognised net income and expenses within the banking business;

•	Foreign exchange adjustment on the reclassification of hybrid financial instruments;

•	Adjustment to fair value calculation for trading assets within the banking portfolios and for other financial instruments designated as fair value through profit and loss; and

•	A change in functional currency designation resulting in a reclassification of $51 million between retained earnings and foreign currency translation reserve.
(2) Relates to movements in treasury shares held within life insurance statutory funds and the employee share scheme trust.
56     Commonwealth Bank of Australia

Appendices
19. ASX Appendix 4E (continued)

Details of entities over which control was lost during the year

		Ownership Interest
(Rule 4.3A Item No. 10)	Date control lost	Held (%)

CMG Asia Limited	18 October 2005	100%
Commserve Financial Limited	18 October 2005	100%
Financial Solutions Limited	18 October 2005	100%

Details of associates and joint ventures (Rule 4.3A Item No. 11)

As at 30 June 2006	Ownership Interest Held (%)

Computer Fleet Management	50%
Cyberlynx Procurement Services	50%
PT Astra CMG Life	50%
AMTD Group Limited (formerly Allday Enterprises Limited)	30%
China Life CMG Life Assurance Company	49%
Bao Minh CMG Life Insurance Company	50%
CMG CH China Funds Management Limited	50%
Hangzhou City Commercial Bank	19.9%
452 Capital Pty Limited	30%
Alster & Thames Partnership	25%
First State Cinda Fund Management Company Limited	46%
Healthcare Support (Newcastle) Ltd	50%
Equion Health (Barts) Limited	50%
Acadian Asset Management (Australia) Limited	50%
Five D Holdings	50%

Any other significant information (Rule 4.3A Item No. 12)
Change in accounting policies
On 1 July 2005 the Bank commenced application of the Australian equivalent of International Financial Reporting Standards to the maintenance of all financial records.
Post Balance Date Events
On 11 July 2006 the appointment of Mr. David Turner as a director was announced. Mr. Turner’s appointment is effective from 1 August 2006.
On 20 July 2006 the Bank concluded agreements to dispose of all holdings in its Loy Yang investment to several parties, for total net proceeds of approximately $175 million.
On 25 July 2006 the appointment of Mr. David Craig as CFO was announced. Mr. Craig’s appointment is due to commence in September 2006.
On 8 August 2006 the retirement of Mr Tony Daniels and Ms Barbara Ward from the Board of the Bank and the appointment of Mrs Jane Hemstritch as a Director of the Bank was announced. Mr Daniels and Ms Ward will retire at the Bank’s Annual General Meeting on 3 November 2006 and Mrs Hemstritch’s appointment will take effect from 9 October 2006.
Foreign Entities (Rule 4.3A Item No. 13)
Not Applicable
Profit Announcement     57

Appendices
19. ASX Appendix 4E Statement of Cash Flows (continued)

	2006	2005
19 (a) Reconciliation of Operating Profit after Income Tax to Net Cash Provided by Operating Activities	$M	$M

Net profit after income tax	3,959	3,410
Net (Increase) in interest receivable	(99)	(17)
Increase/(decrease) in interest payable	784	64
Net decrease in trading securities	—	318
Net (increase) in assets at fair value through Income Statement (excluding life insurance)	(53)	—
Net (gain)/loss on sale of investments	—	(8)
Net (gain)/loss on sale of controlled entities and associates	(163)	13
Net Decrease/(increase) in derivative assets	128	—
(Gain)/loss on sale property plant and equipment	(4)	(4)
Charge for bad and doubtful debts	398	322
Depreciation and amortisation	209	176
Increase in liabilities at fair value through Income Statement (excluding life insurance)	1,374	—
(Decrease) in derivative liabilities	(445)	—
(Decrease) in other provisions	(92)	(86)
(Decrease)/increase in income taxes payable	(455)	406
Net increase in deferred income taxes payable	182	332
Decrease/(increase) in deferred tax assets	184	(86)
(Increase) in accrued fees/reimbursements receivable	(88)	(41)
Increase in accrued fees/other items payable	133	106
Amortisation of premium on investment securities	—	(4)
Unrealised (gain)/loss on revaluation of trading securities	—	408
Unrealised (gain)/loss on revaluation of assets at fair value through Income Statement (excluding life insurance)	(112)	—
Change in life insurance contract policy liabilities	(814)	56
(Decrease) in managed fund units on sale	(46)	—
Increase in cash flow hedge reserve	31	—
Changes in operating assets and liabilities arising from cash flow movements	(3,458)	(5,921)
Other	(387)	220

Net Cash provided by/(used in) Operating Activities	1,166	(336)

19 (b) Reconciliation of Cash: For the purposes of the statement of cash flows, cash includes cash, money at short call, at call deposits with other financial institutions and settlement account balances with other banks.

Notes, coins and cash	1,703	1,723
Other short term liquid assets	491	859
Receivables due from other financial institutions — at call (1)	4,657	2,893
Payables due to other financial institutions — at call (1)	(4,813)	(4,199)

Cash and Cash Equivalents at end of year	2,038	1,276

19 (c) Disposal of Controlled Entities
Fair value of assets disposed
Cash and liquid assets	55	—
Assets at fair value through Income Statement — insurance	2,297	—
Other assets	148	—
Life Insurance policy liabilities	(1,996)	—
Bills payable and other liabilities	(41)	—
Profit on sale	145	—

Cash consideration received	608	—
Less cash and cash equivalents disposed	(55)	—

Net cash inflow on disposal	553	—

19 (d) Non Cash Financing and Investing Activities: Shares issued under the Dividend Reinvestment Plan for 2006 were $481 million.

19 (e) Acquisition of Controlled Entities
Fair value of assets acquired
Cash and liquid assets	—	4
Other intangibles	122	—
Other assets	167	4
Bills payable and other liabilities	(8)	(8)
Minority interests	126	—
Goodwill	7	44

Cash consideration paid	414	44
Less cash and cash equivalents acquired	—	(4)

Net cash outflow on acquisition	414	40

19 (f) Financing Facilities : Standby funding lines are immaterial

(1)	At call includes certain receivables and payables due from and to financial institutions within three months.

58	Commonwealth Bank of Australia

Appendices
20. Summary of Major AIFRS Impacts

	Full Year Ended			Half Year Ended
	30/06/06	30/06/05	Jun 06 vs	30/06/06	31/12/05	Jun 06 vs
	$M	$M	Jun 05%	$M	$M	Dec 05%

Net Interest Income (AIFRS basis)	6,514	6,026	8	3,259	3,255	—
AIFRS Impacts:
Reclassification of Securitisation OBI (1)	(94)	(71)	32	(57)	(37)	54
Income Deferral — Banking (2)	(11)	11	large	(3)	(8)	(63)
Hybrid Instruments (3)	123	—	—	66	57	16
Hedging & Derivatives(4)	(47)	—	—	(21)	(26)	(19)

Net Interest Income (AGAAP equivalent)	6,485	5,966	9	3,244	3,241	—

Other Banking Income (AIFRS basis)	3,036	2,845	7	1,591	1,445	10
AIFRS Impacts:
Reclassification of Securitisation to NIE (1)	94	70	34	57	37	54
Income Deferral — Banking (2)	(15)	—	—	(21)	6	large
Hedging & Derivatives (4)	79	—	—	39	40	(3)

Other Banking Income (AGAAP equivalent)	3,194	2,915	10	1,666	1,528	9

Total Banking Income (AIFRS basis)	9,550	8,871	8	4,850	4,700	3
Total AIFRS Impacts	129	10	large	60	69	(13)

Total Banking Income (AGAAP equivalent)	9,679	8,881	9	4,910	4,769	3

Funds Management Income (AIFRS cash basis)	1,543	1,247	24	828	715	16
AIFRS Impacts:
Income Deferral & DAC- Funds Management (5)	20	14	43	7	13	(46)

Funds Management Income (AGAAP equivalent)	1,563	1,261	24	835	728	15

Insurance Income (AIFRS cash basis)	742	747	(1)	356	386	(8)
AIFRS Impacts:
Income Deferral — Insurance (5)	(5)	—	—	(4)	(1)	large

Insurance Income (AGAAP equivalent)	737	747	(1)	352	385	(9)

Operating Expenses — comparable business (AIFRS basis)	5,994	5,719	5	3,027	2,967	2
AIFRS Impacts:
Volume Expense Deferral — Funds Management (5)	37	14	large	19	18	6
Share-Based Compensation & Other — Banking (6)	(10)	(36)	(72)	—	(10)	—

Operating Expenses (AGAAP equivalent)	6,021	5,697	6	3,046	2,975	2

Total AIFRS Impact on Net Profit Before Tax (“cash basis”)	117	46	large	44	73	(40)

Total AIFRS Impact on Net Profit After Tax (“cash basis”) (7)	115	46	large	45	70	(36)
AIFRS Non-cash items:
Defined benefit superannuation plan expense	25	53	(53)	6	19	(68)
Treasury share valuation adjustment	100	39	large	57	43	33

Total AIFRS Non-Cash Items After Tax	125	92	36	63	62	2

Total AIFRS Impact on Net Profit After Tax (“statutory basis”)	240	138	large	108	132	(18)

Movement in General Reserve for Credit Losses (8)	131	—	—	96	35	large

Description of AIFRS Impacts:

(1)	Reclassification of securitisation income from other banking income to net interest income.

(2)	Includes the netting of Fees and Commissions against Interest Income, and measuring on an effective yield basis.

(3)	On reclassification of hybrid instruments from equity to loan capital, preference share dividends paid are reclassified to interest paid.

(4)	Reclassification of interest expense on certain non-hedged derivatives to other banking income, and measuring all derivatives on a Fair Value basis.

(5)	Capitalisation and amortisation of certain funds management and insurance revenue and expense items. In the current period the AIFRS impact on deferred acquisition costs has been reclassified from Insurance Income to Funds Management Income. The prior period has been restated on a consistent basis.

(6)	Principally relates to share-based compensation expense arising on the final issue under the mandatory Equity Participation Plan.

(7)	The effective tax rate on the AIFRS impact is not equivalent to the corporate tax rate due to tax treatment of distributions on some hybrid instruments, and non-deductibility of other expenses (e.g. share based compensation).

(8)	Represents the addition of the AIFRS Bad Debt Expense and the movement in the APRA General Reserve for Credit Loss on a pre-tax equivalent basis.
Profit Announcement          59

Appendices
20. Summary of Major AIFRS Impacts (continued)

	Full Year Ended			Half Year Ended
	30/06/06	30/06/05	Jun 06 vs	30/06/06	31/12/05	Jun 06 vs
	$M	$M	Jun 05%	$M	$M	Dec 05%

Net Profit After Tax (“underlying basis“) (AIFRS)	3,842	3,420	12	1,967	1,875	5
AIFRS Impact	115	46	large	45	70	(36)

Net Profit After Tax (“underlying basis”) (AGAAP equivalent)	3,957	3,466	14	2,012	1,945	3

Net Profit ex HK sale After Tax (“cash basis”) (AIFRS)	3,908	3,492	12	1,992	1,916	4
AIFRS Impact	115	46	large	45	70	(36)

Net Profit ex HK sale After Tax (“cash basis”) (AGAAP equivalent)	4,023	3,538	14	2,037	1,986	3

Net Profit After Tax (“statutory basis”) (AIFRS)	3,928	3,400	16	1,929	1,999	(4)
AIFRS Impact	240	138	large	108	132	(18)

Net Profit After Tax (“statutory basis”) (AGAAP equivalent) (1)	4,168	3,538	18	2,037	2,131	(4)

	Full Year Ended			Half Year Ended
	30/06/06	30/06/05	Jun 06 vs	30/06/06	31/12/05	Jun 06 vs
	$M	$M	Jun 05%	$M	$M	Dec 05%

Weighted average number of shares — cash basic (number)

AIFRS	1,283	1,269	1	1,285	1,281	—
AIFRS Adjustments (2)	3	4	(25)	2	4	(50)

AGAAP	1,286	1,273	1	1,287	1,285	—

Weighted average number of shares — cash diluted (number)

AIFRS	1,338	1,325	1	1,344	1,333	1
AIFRS Adjustments (3)	(51)	(51)	—	(56)	(47)	19

AGAAP	1,287	1,274	1	1,288	1,286	—

Weighted average number of shares — statutory basic (number)

AIFRS	1,275	1,260	1	1,277	1,273	—
AIFRS Adjustments (4)	11	13	(15)	11	12	(8)

AGAAP	1,286	1,273	1	1,288	1,285	—

Net Assets ($M)

AIFRS	21,343	22,643	(6)	21,343	19,850	8
AIFRS Adjustments (5)	—	3,417	—	—	—	—

AGAAP	21,343	26,060	(18)	21,343	19,850	8

Intangible Assets ($M)

AIFRS	7,809	7,656	2	7,809	7,740	1
AIFRS Adjustments (6)	—	(3,262)	—	—	—	—

AGAAP	7,809	4,394	78	7,809	7,740	1

Average Interest Earning Assets ($M)

AIFRS	274,798	244,708	12	282,553	267,169	6
AIFRS Adjustments (7)	—	(759)	—	—	—	—

AGAAP	274,798	243,949	13	282,553	267,169	6

Description of AIFRS Impacts:

(1)	Net profit after tax (“statutory basis”) (AGAAP equivalent) excludes the impact of appraisal value uplifts and goodwill amortisation from comparative periods.

(2)	Relates to the deduction of “Treasury Shares” held within the employee share scheme trust.

(3)	Relates to the dilutive impact under AIFRS which requires inclusion of hybrid instruments which have any probability of conversion to ordinary shares.

(4)	Relates to the deduction of all Treasury Shares.

(5)	Relates principally to the write-off of internally-generated appraisal value excess.

(6)	Relates principally to the reclassification of acquired appraisal value excess from Other assets to Intangible assets.

(7)	Average interest earning assets are increased under AIFRS due to the consolidation of non-home loan securitisation assets.
60          Commonwealth Bank of Australia

Appendices
21. Analysis Template

	Full Year Ended		Half Year Ended
	30/06/06	30/06/05	30/06/06	31/12/05	Page
Profit Summary — Input Schedule	$M	$M	$M	$M	References

Income
Net interest income	6,514	6,026	3,259	3,255	Page 7
Other banking operating income	3,036	2,845	1,591	1,445	Page 7

Total banking Income	9,550	8,871	4,850	4,700	Page 7
Operating income	1,543	1,247	828	715	Page 17
Shareholder investment returns	14	33	7	7	Page 17

Funds management income	1,557	1,280	835	722	Page 17
Operating income — life insurance	669	693	322	347	Page 21
Operating income — general insurance	73	54	34	39	Page 21

Operating income insurance	742	747	356	386	Page 21
Shareholder investment returns	87	204	30	57	Page 21
Profit on sale of the Hong Kong business	145	—	—	145	Page 21

Insurance income	974	951	386	588	Page 21

Total income	12,081	11,102	6,071	6,010	Page 3

Expenses
Banking	4,558	4,380	2,298	2,260	Page 36
Funds management	989	798	530	459	Page 36
Insurance	447	541	199	248	Page 36

Operating expenses	5,994	5,719	3,027	2,967	Page 36
Banking	—	112	—	—	Page 36
Funds management	—	36	—	—	Page 36
Insurance	—	2	—	—	Page 36

Which new Bank expenses	—	150	—	—	Page 36

Total expenses	5,994	5,869	3,027	2,967	Page 36

Profit before bad debts expense	6,087	5,233	3,044	3,043	Page 3
Bad debts expense	398	322	210	188	Page 3

Profit before tax expense	5,689	4,911	2,834	2,855	Page 3
Income tax — corporate	1,605	1,409	829	776	Page 3

Operating profit after tax	4,084	3,502	2,005	2,079	Page 3
Minority interest (OEI)	31	10	13	18	Page 3

Net profit after tax & OEI — cash basis	4,053	3,492	1,992	2,061	Page 3

Defined benefit superannuation plan expense	(25)	(53)	(6)	(19)	Page 3
Treasury share valuation adjustment	(100)	(39)	(57)	(43)	Page 3

Net profit after tax & OEI — statutory basis	3,928	3,400	1,929	1,999	Page 3

Investment return on shareholder funds	246	237	37	209	Page 23
Tax expense on shareholder investment returns	35	60	12	23	Page 23

Shareholder Investment Returns — after tax	211	177	25	186	Page 23
Which new Bank expenses	—	150	—	—	Page 3
Tax expense on Which new Bank expenses	—	(45)	—	—	Page 3

Which new Bank expenses — after tax	—	105		—	Page 3

Net profit after tax — underlying basis	3,842	3,420	1,967	1,875	Page 3

Profit Annoucement          61

Appendices
21. Analysis Template (continued)

	Full Year Ended		Half Year Ended
	30/06/06	30/06/05	30/06/06	31/12/05	Page
Profit Summary – Input Schedule	$M	$M	$M	$M	References

Other Data
Net interest income (excluding securitisation)	6,420	5,956	3,202	3,218	Page 32
Average interest earning assets	274,798	244,708	282,553	267,169	Page 32
Average net assets (1)	21,994	22,307	20,597	21,247	Page 25
Average minority interest (1)	1,148	2,135	515	1,156	Page 25
Average preference shares & other equity instruments (1)	1,600	2,260	470	1,130	Page 25
Average treasury shares (1)	(390)	(378)	(381)	(376)	Page 50
Average defined benefit superannuation plan net surplus (1)	631	418	656	471	Page 24
Preference dividends	127	131	67	60	Page 24
Preference dividends (after tax)	100	90	54	46	Page 24
Average number of shares – statutory	1,275	1,260	1,277	1,273	Page 3
Average number of shares – fully diluted – statutory	1,329	1,316	1,336	1,324	—
Average number of shares – cash and underlying	1,283	1,269	1,285	1,281	Page 3
Average number of shares – fully diluted – cash and underlying	1,338	1,325	1,344	1,333	—
Dividends per share (cents)	224	197	130	94	Page 3
No of shares at end of period	1,283	1,280	1,283	1,289	Page 50
Average funds under administration	139,082	116,262	147,684	130,179	Page 17
Operating income – internal	9	10	4	5	Page 17
Average inforce premiums (1)	1,244	1,216	1,220	1,241	Page 22
Net assets	21,343	22,643	21,343	19,850	Page 25
Total intangible assets	7,809	7,656	7,809	7,740	Page 25
Minority interests	508	1,789	508	523	Page 25
Preference share capital	—	687	—	—	Page 25
Other equity instruments	939	1,573	939	—	Page 25
Tier one capital	16,354	14,141	16,354	15,290	Page 47
Eligible loan capital	281	304	281	317	Page 47
Other equity instruments	3,659	1,573	3,659	1,573	Page 48
Minority interest (net of minority interest component deducted from Tier One capital)	508	520	508	523	Page 48
Investment in non consolidated subsidiaries (net of Intangible component deducted from Tier One capital)	2,012	1,721	2,012	1,918	Page 48
Other deductions	151	28	151	130	Page 48
Risk-weighted assets	216,438	189,559	216,438	202,667	Page 48

(1)	Average of opening & closing balance.
62     Commonwealth Bank of Australia

Appendices
21. Analysis Template (continued)

	Full Year Ended		Half Year Ended
	30/06/06	30/06/05	30/06/06	31/12/05
Ratios – Output Summary	$M	$M	$M	$M

EPS

Earnings per share – cash basis ex Hong Kong (cents)	304.6	264.8	154.9	149.5

Earnings per share – cash basis (cents)	315.9	264.8	154.9	160.9

Net profit after tax – cash basis	4,053	3,492	1,992	2,061
less preference dividends	—	(131)	—	—
Adjusted profit for EPS calculation	4,053	3,361	1,992	2,061
Average number of shares (M)	1,283	1,269	1,285	1,281
Add back preference dividends (after tax) (M)	100	90	54	46
Adjusted diluted profit for EPS calculation	4,153	3,451	2,046	2,107
Diluted average number of shares (M)	1,338	1,325	1,344	1,333
EPS diluted – cash basis (cents)	310.5	260.5	152.1	158.1

Earnings per share – underlying basis (cents)	299.4	259.2	153.0	146.4

Net profit after tax – underlying	3,842	3,420	1,967	1,875
less preference dividends	—	(131)	—	—
Adjusted profit for EPS calculation	3,842	3,289	1,967	1,875
Average number of shares (M)	1,283	1,269	1,285	1,281
DPS

Dividends

Dividends per share (cents)	224	197	130	94
No of shares at end of period (M)	1,283	1,280	1,283	1,289
Total dividend	2,879	2,517	1,668	1,211

Dividend payout ratio – cash basis

Net profit after tax – cash basis	4,053	3,492	1,992	2,061
less preference dividends	—	(131)	—	—
NPAT – ordinary shareholders	4,053	3,361	1,992	2,061
Total dividend	2,879	2,517	1,668	1,211
Payout ratio – cash basis (%)	71.0	74.9	83.7	58.8

Dividend cover

NPAT – ordinary shareholders	4,053	3,361	1,992	2,061
Total dividend	2,879	2,517	1,668	1,211
Dividend cover – cash basis	1.4	1.3	1.2	1.7

ROE

Return on equity – cash basis

Average net assets	21,993	22,307	20,597	21,247
Less:
Average minority interests	(1,148)	(2,135)	(515)	(1,156)
Average preference shares	(1,600)	(2,260)	(470)	(1,130)

Average equity	19,245	17,912	19,612	18,961
Less average treasury shares	(390)	(378)	(381)	(376)
Less average defined benefit superannuation plan net surplus	631	418	656	471

Net average equity	19,004	17,872	19,337	18,866
NPAT (“cash basis”)	4,053	3,492	1,992	2,061
less preference dividends	—	(131)	—	—

Adjusted profit for ROE calculation	4,053	3,361	1,992	2,061
Return on equity – cash basis (%)	21.3	18.8	20.8	21.7

Return on equity – underlying basis

Average net assets	21,993	22,307	20,597	21,247
Average minority interests	(1,148)	(2,135)	(515)	(1,156)
Average preference shares	(1,600)	(2,260)	(470)	(1,130)

Average equity	19,245	17,912	19,612	18,961
Less average treasury shares	(390)	(378)	(381)	(376)
Less average defined benefit superannuation plan net surplus	631	418	656	471

Net average equity	19,004	17,872	19,337	18,866
NPAT (“underlying basis”)	3,842	3,420	1,967	1,875
Less preference dividends	—	(131)	—	—

Adjusted profit for ROE calculation	3,842	3,289	1,967	1,875
Return on equity – underlying basis (%)	20.2	18.4	20.5	19.7

NIM

Net interest income (excluding securitisation)	6,420	5,956	3,202	3,218
Average interest earning assets (excluding securitisation)	274,798	244,708	282,553	267,169
NIM ( % pa)	2.34	2.43	2.29	2.39

Profit Announcement      63

Appendices
21. Analysis Template (continued)

	Full Year Ended		Half Year Ended
	30/06/06	30/06/05	30/06/06	31/12/05
Ratios – Output Summary	$M	$M	$M	$M

Productivity
Banking expense to income ratio
Expenses including Which new Bank expenses	4,558	4,492	2,298	2,260
Banking Income	9,550	8,871	4,850	4,700
Expense to Income – cash basis (%)	47.7	50.6	47. 4	48.1

Operating expenses	4,558	4,380	2,298	2,260
Banking Income	9,550	8,871	4,850	4,700
Expense to income – underlying basis (%)	47.7	49.4	47. 4	48.1

Funds management expenses to average FUA ratio

Expenses including Which new Bank expenses	989	834	530	459
Average funds under administration	139,082	116,262	147,684	130,179
Expenses to average FUA – cash basis (%)	0.71	0.72	0. 72	0.70

Insurance expenses to average inforce premiums ratio

Operating expenses including Which new Bank expenses – external	447	543	199	248
Operating expenses – internal	9	10	4	5
Total expenses	456	553	203	253
Average inforce premiums	1,244	1,216	1,220	1,241
Expenses to average inforce premiums – cash basis (%)	36.7	45.5	33. 6	40.5

Operating expenses – external	447	541	199	248
Operating expenses – internal	9	10	4	5
Total expenses	456	551	203	253
Average inforce premiums	1,244	1,216	1,220	1,241
Expenses to average inforce premiums – underlying basis (%)	36.7	45.3	33. 6	40.5

Net Tangible Assets (NTA) per share

Net assets	21,343	22,643	21,343	19,850
Less:
Intangible assets	(7,809)	(7,656)	(7,809)	(7,740)
Minority interests	(508)	(1,789)	(508)	(523)
Preference share capital	—	(687)	—	—
Other equity instruments	(939)	(1,573)	(939)	—

Total net tangible assets	12,087	10,938	12,087	11,587
No of shares at end of period (M)	1,283	1,280	1,283	1,289
Net tangible assets (NTA) per share ($)	9.42	8.54	9. 42	8.99

ACE ratio

Tier one capital	16,354	14,141	16,354	15,290
Deduct:
Eligible loan capital	(281)	(304)	(281)	(317)
Preference share capital	—	(687)	—	(687)
Other equity instruments	(3,659)	(1,573)	(3,659)	(1,573)
Minority Interest (net of minority interest component deducted from Tier One capital)	(508)	(520)	(508)	(523)
Investment in non-consolidated subsidiaries (net of intangible component deducted from Tier One capital)	(2,012)	(1,721)	(2,012)	(1,918)
Other deductions	(151)	(28)	(151)	(130)

Total Adjusted Common Equity	9,743	9,308	9,743	10,142
Risk weighted assets	216,438	189,559	216,438	202,667
ACE ratio (%)	4.50	4.91	4. 50	5.00

64     Commonwealth Bank of Australia

Appendices
22. Summary

				Full Year Ended			Half Year Ended
						Jun 06 vs			Jun 06 vs
Total			Page	30/06/06	30/06/05	Jun 05%	30/06/06	31/12/05	Dec 05%

Net profit after tax – underlying	$	M	3	3,842	3,420	12	1,967	1,875	5
Net profit after tax – cash basis	$	M	3	4,053	3,492	16	1,992	2,061	(3)
Defined benefit superannuation plan expense	$	M	3	(25)	(53)	53	(6)	(19)	(68)
Treasury shares valuation adjustment	$	M	3	(100)	(39)	large	(57)	(43)	33
Net profit after tax – statutory	$	M	3	3,928	3,400	16	1,929	1,999	(4)
Earnings per share cash basis – basic (cents)	cents		3	315.9	264.8	19	154.9	160.9	(4)
Dividend per share	cents		3	224	197	14	130	94	38
Dividend pay-out ratio cash basis (ex Hong Kong)%			3	73.7	74.9	(120)bpts	83.7	63.2	large
Tier 1 capital		%	47	7.56	7.46	10bpts	7.56	7.54	2bpts
Total capital		%	47	9.66	9.75	(9)bpts	9.66	9.81	(15)bpts
Adjusted common equity		%	47	4.50	4.91	(41)bpts	4.50	5.00	(50)bpts
Return on equity – cash		%	3	21.3	18.8	250bpts	20.8	21.7	(90)bpts
Return on equity – underlying		%	—	20.2	18.4	180bpts	20.5	19.7	80bpts
Weighted average number of shares – statutory	No.		3	1,275	1,260	1	1,277	1,273	—
Net tangible assets per share	$		64	9.42	8.54	10	9.42	8.99	5

Banking

Net profit after tax – underlying	$	M	7	3,227	2,913	11	1,638	1,589	3
Net profit after tax – cash basis	$	M	7	3,227	2,834	14	1,638	1,589	3
Net Interest Income	$	M	7	6,514	6,026	8	3,259	3,255	—
Net Interest Margin		%	7	2.34	2.43	(9)bpts	2.29	2.39	(10)bpts
Other banking income	$	M	7	3,036	2,845	7	1,591	1,445	10
Other banking income/total bank income		%	—	31.8	32.1	(30)bpts	32.8	30.7	large
Expense to income ratio – underlying		%	7	47.7	49.4	3	47.4	48.1	1
Average interest earning assets	$	M	4	274,798	244,708	12	282,553	267,169	6
Average interest earning liabilities	$	M	4	255,100	225,597	13	263,203	247,129	7
Bad debts expense	$	M	7	398	322	(24)	210	188	(12)
Bad debts expense to risk-weighted assets (annual)%			9	0.18	0.17	1bpt	0.19	0.19	—
Collective provision plus general reserve for credit losses (pre-tax equivalent) to risk weighted assets		%	9	0.71	—	n/a	0.71	0.71	—
General provision to risk weighted assets		%	9	—	0.73	n/a	—	—	n/a
Total provisions (1) plus general reserve for credit losses (pre-tax) to gross impaired assets		%	40	526.7	—	n/a	526.7	410.1	28
Total provision (1) to gross impaired assets		%	40	373.3	411.4	(9)	373.3	308.1	21
Individually provisioned to Impaired Assets		%	40	52.5	—	n/a	52.5	45.2	16
Risk weighted assets	$	M	48	216,438	189,559	14	216,438	202,667	7

Funds Management

Net profit after tax – underlying	$	M	17	400	351	14	217	183	19
Net profit after tax – cash basis	$	M	17	410	349	17	222	188	18
Shareholder investment returns	$	M	17	14	33	(58)	7	7	—
Average funds under administration	$	M	17	139,082	116,262	20	147,684	130,179	13
Net inflows	$	M	17	10,830	456	large	8,135	2,695	large
Income to average funds under administration		%	17	1.12	1.08	4bpts	1.14	1.10	4bpts
Expenses to average funds under administration		%	17	0.71	0.72	1	0.72	0.70	(3)

Insurance

Net profit after tax – underlying	$	M	21	215	156	38	112	103	9
Net profit after tax – cash basis	$	M	21	416	309	35	132	284	(54)
Shareholder investment returns	$	M	21	232	204	14	30	202	(85)
Inforce premiums	$	M	22	1,223	1,265	(3)	1,223	1,216	1
Expenses to Average Inforce premiums – underlying		%	21	36.7	45.3	19	33.6	40.5	17

(1)	Impairment provision ratios have changed because of the re-measurement under AIFRS.
Profit Announcement      65

Appendices
23. Foreign Exchange Rates

Exchange Rates Utilised
As At		30/06/06	31/12/05	30/06/05

AUD 1. 00=	USD	0.7428	0.7341	0.7643
	GBP	0.4053	0.4251	0.4223
	JPY	85.276	86.214	84.165
	NZD	1.214	1.071	1.090
	HKD	5.770	5.692	5.940
	EUR	0.5848	0.6187	0.6316

66     Commonwealth Bank of Australia

Appendices

Term	Description

Banking	Banking operations includes retail; business, corporate and institutional; Asia Pacific banking; treasury and centre support functions. Retail banking operations include banking services which were distributed through the Premium and Retail distribution divisions. Business, Corporate and Institutional banking includes banking services which were distributed to all business customers through the Premium Business Services division and the small business customers which were serviced through the Premium and Retail divisions and funding operations. Asia Pacific banking includes offshore banking subsidiaries, primarily ASB Bank operations in New Zealand.

Borrowing Corporation	‘Borrowing Corporation’ as defined by Section 9 of the Corporations Act 2001 is CBFC Limited, Colonial Finance Limited and their controlled entities.

Dividend Payout Ratio	Dividends paid on ordinary shares divided by earnings (earnings are net of dividends on preference shares).

DRP	Dividend reinvestment plan.

DRP Participation	The percentage of total issued capital participating in the dividend reinvestment plan.

Earnings Per Share	Calculated in accordance with the revised AASB 133: Earnings per Share

Funds Management	Funds management business includes funds management within the Wealth Management division and International Financial Services division.

Insurance	Insurance business includes the life risk business within the Wealth Management division and the International Financial Services division and general insurance financial results. The insurance segment as reported on page 21 includes the operating performance of the Hong Kong Insurance business up to the effective date of sale (18 October 2005). Refer to appendix 18.

Net Profit after Tax (“Cash Basis”)	Represents profit after tax and minority interests, before defined benefit superannuation plan expense and treasury share adjustment.

Net Profit after Tax (“Statutory Basis”)	Represents profit after tax, minority interests, defined benefit superannuation plan expense and treasury shares. This is equivalent to the statutory item “Net Profit attributable to Members of the Group”.

Net profit after tax (“Underlying Basis”)	Represents net profit after tax (“cash basis”) excluding Which new Bank and shareholder investment returns.

Net Tangible Assets per Share	Net assets excluding intangible assets, Minority interests, preference shares and other equity instruments divided by ordinary shares on issue at the end of the period.

Overseas	‘Overseas’ represents amounts booked in branches and controlled entities outside Australia .

Return on Average Shareholders’ Equity	Based on net profit after tax, minority interests applied to average shareholders equity, excluding minority interests.

Return on Average Shareholders’ Equity - Cash Basis	As per the return on average shareholder equity, excluding the effect of defined benefit superannuation plan expense and treasury shares valuation adjustment.

Return on Average Total Assets	Based on net profit after tax and Minority interests. Averages were based on beginning and end of period balances.

Staff Numbers	Staff numbers include all permanent full time staff, part time staff equivalents and external contractors employed by 3rd party agencies.

Underlying Expense to Income Ratio	Represents operating expenses (excluding Which new Bank) as a percentage of total operating revenue.

Weighted Average Number of Shares (“Statutory Basis”)	Includes an adjustment to exclude “Treasury Shares” related to investments in the Bank’s shares held by both the life insurance statutory funds and by the employee share scheme trust.

Weighted Average Number of Shares (“Cash Basis”)	Includes an adjustment to exclude only those “Treasury Shares” related to the investment in the Bank’s shares held by the life insurance statutory funds.
Profit Announcement     67

Appendices
25. Market Share Definitions

Banking

Australian Retail

Home Loans	Total Household Loans(APRA) - MISA (Pre Sep 04) + Securitised Assets (APRA) + Homepath. Total Housing Loans (incl securitisations) (from RBA which includes NBFI’s unlike APRA). (1)

Credit Cards	CBA Total Credit Card Lending (APRA). Total Credit Cards with Interest Free + Total Credit Cards without Interest Free (from RBA which includes NBFI’s unlike APRA). (1)

Retail Deposits	CBA Current Deposits + Term (excl CD’s) + Other (All as reported to RBA) Total RBA: Current Deposits with banks + Term (excl CD’s) + Other with banks.(from RBA monthly bulletin statistics) (1)

Household Deposits	CBA Household Deposits (as reported to APRA) - MISA (Pre Sep 04) Total Bank Household Deposits (from APRA monthly banking statistics)

APRA Other Household Lending	CBA Term Personal Lending + Margin Lending net balances + Personal Leasing + Revolving credit Total Market Term Personal Lending + Margin Lending + Personal Leasing + Revolving credit

Business

Business Lending	CBA business lending and credit (specific ‘business lending’ categories in lodged APRA returns - 320.0, 320.1 and 320.4)

Total of business lending and credit to the private non-financial sector by all financial intermediaries (sourced from RBA table Lending & Credit Aggregates which is in turn sourced from specific ‘business lending’ categories in lodged APRA returns - 320.0, 320.1 and 320.4) (includes bills on issue and securitised business loans). (1)

Asset Finance	Total end of month asset finance net receivables excluding repossessed assets, non-accrual receivables, progressive fundings and the consumer loan balance

Total market as determined by Australian Equipment Lessors Association (AELA)

Equities Trading (CommSec)	12 months rolling average of total value of CommSee equities trades 12 months rolling average of total value of equities market trades as measured by ASX SEATS

Asia Pacific

NZ Lending	All retail, business, commercial, corporate, and rural deposits on ASB Balance Sheet Total retail, business, commercial, corporate, and rural deposits in New Zealand

NZ Deposits	All retail, business, commercial, corporate, and rural loans on ASB Balance Sheet Total retail, business, commercial, corporate, and rural deposits in New Zealand

Funds Management

Retail market share (admin view):	Total funds in CBA Wealth Management retail investment products (including WM products badged by other parties) Total funds in retail investment products market

Platforms/ masterfunds:	Total funds in CBA Wealth Management platforms and masterfunds (including WM platforms badged by other parties) Total funds in platform/masterfund market

New Zealand retail	Total ASB + Sovereign + JMNZ Retail net Funds under Management Total Market net Retail Funds under Management

Insurance

Australia (Total Risk)	Total risk inforce premium of all CBA Group Australian life insurance companies Total risk inforce premium for all Australian life insurance companies (from Plan for Life)

Australia (Individual Risk)	(Individual lump sum + individual risk income) inforce premium of all CBA Group Australian life insurance companies

Individual risk inforce premium for all Australian life insurance companies (from Plan for Life)

New Zealand	Total Sovereign (inforce annual premium income + new business – exits – other) Total inforce premium for New Zealand (from ISI statistics)

(1)	The RBA restates the total of all financial intermediaries retrospectively when required. This may be due to a change in definition, the inclusion of a new participant or correction of errors in prior returns. CBA restates its market share where the RBA total has changed based on current balances less implied percentage growth rates now reported by the RBA for previous months.
68     Commomwealth Bank of Australia